SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

ESSENDANT INC.

(Name of Subject Company)

ESSENDANT INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

Brendan J. McKeough

Senior Vice President, General Counsel and Secretary

Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles W. Mulaney, Jr., Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A: Opinion of Citigroup Global Markets Inc.

Annex B: Section 262 of the General Corporation Law of the State of Delaware

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Essendant Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is One Parkway North Blvd., Suite 100, Deerfield, Illinois 60015. The telephone number of the Company’s principal executive offices is (847) 627-7000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.10 per share (the “Company Common Stock”). As of the close of business on September 5, 2018, there were 37,644,198 shares of Company Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above in Item 1 under “Name and Address.” The Company’s website address is www.essendant.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Tender Offer.

This Schedule 14D-9 relates to the Offer (as defined below) being made pursuant to the Agreement and Plan of Merger, dated as of September 14, 2018 (as amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Egg Parent Inc., a Delaware corporation (“Parent”), Egg Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and Staples, Inc., a Delaware corporation and an affiliate of Parent and Purchaser (“Staples”). Purchaser is offering to purchase all of the outstanding shares of Company Common Stock (“Shares”) at a purchase price of $12.80 per Share, net to the seller in cash, without interest (such amount per Share, or any higher amount per Share that may be paid pursuant to the Offer in accordance with the terms of the Merger Agreement, the “Offer Price”), subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is described in a Tender Offer Statement on Schedule TO, dated September 24, 2018 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent, Purchaser and Staples with the United States Securities and Exchange Commission (the “SEC”). Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

Pursuant to the Merger Agreement, upon the terms of and subject to the conditions thereof, Purchaser shall (and Parent shall cause Purchaser to) (i) at or as promptly as practicable following the Expiration Time (as defined below) (and, in any event, no later than the business day immediately following the date on which the Expiration Time occurs), accept for payment (the time of such acceptance, the “Acceptance Time”), and (ii) at or as promptly as practicable following the Expiration Time (and, in any event, no later than the business day immediately following the date on which the Expiration Time occurs), pay the aggregate Offer Price (by delivery of funds to the depositary for the Offer) for, all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Immediately following the Acceptance Time and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is consummated. At the effective time of the Merger (the “Merger Effective Time”), the Shares not purchased pursuant to the Offer (other than (i) Shares owned, directly or indirectly, by Parent, the Company (including Shares held as treasury stock) or Purchaser immediately prior to the Merger Effective Time, (ii) the Company’s equity compensation and cash awards, as discussed in Item 3 under “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” and (iii) Shares owned by stockholders of the Company who have perfected their statutory rights of appraisal pursuant to Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), less any applicable tax withholding.

The obligation of Purchaser to purchase the Shares tendered in the Offer is subject to the following conditions set forth in the Merger Agreement: (i) there being validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) in the Offer and not properly withdrawn prior to the Expiration Time that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) that, together with the number of Shares then owned by Parent, Purchaser or any of their respective “affiliates” (as defined by Section 251(h)(6) of the DGCL), represents a majority of the Shares then outstanding (the “Minimum Condition”); (ii) the Merger Agreement not having been validly terminated in accordance with its terms; and (iii) the satisfaction, or waiver (to the extent such waiver is permitted by applicable law and the Merger Agreement) by Parent or Purchaser, of the other conditions and requirements set forth in Exhibit B to the Merger Agreement, including, among others, (A) the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (B) no applicable law and no order, writ, judgment, injunction, decree, stipulation, determination or award issued by a governmental authority of competent jurisdiction, whether temporary, preliminary, or permanent, shall be in effect that prohibits, restrains, enjoins, or makes illegal the consummation of the Offer or the Merger.

Parent intends to fund the aggregate Offer Price and Merger Consideration with a combination of cash on hand and the proceeds of committed debt financing. The transaction is not subject to a financing condition.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 24, 2018. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially expire at one minute after 11:59 p.m., New York City time, on October 22, 2018 (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). Subject to the terms and conditions of the Merger Agreement, if as of any scheduled Expiration Time, any of the offer conditions is not satisfied or waived, then Purchaser must extend the Offer for successive periods of time of up to five business days each in order to permit the satisfaction of such conditions; provided that, if at any scheduled Expiration Time, the only unsatisfied offer condition is the Minimum Condition, (i) Purchaser shall not be required to extend the Offer for more than a total of 20 business days and (ii) if prior to any scheduled Expiration Time on or after such 20th business day, Purchaser has received from the Company a written notice of the Company’s election that Purchaser not so extend the Offer, Purchaser may not extend the Offer beyond such scheduled Expiration Time.

The foregoing summary of the Offer is qualified in its entirety by reference to the Merger Agreement and the more detailed description and explanation contained in the Offer to Purchase, the Letter of Transmittal and other related materials. All of these materials (and all other documents related to the Offer filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is c/o Staples, Inc., 500 Staples Drive, P.O. Box 9271 Framingham, Massachusetts 01702, and the telephone number at such offices is (508) 253-5000. The address of the principal executive offices of Staples is 500 Staples Drive, P.O. Box 9271 Framingham, Massachusetts 01702, and the telephone number at such office is (508) 253-5000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates. The Company’s executive officers and the members of the Company’s Board of Directors (the “Company Board”) may be deemed to have certain interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Contemplated Transactions”), as described below in this Item 3 under “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company,” that may be different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of those interests and considered that those interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the Contemplated Transactions.

Arrangements with Parent, Purchaser and Staples.

Merger Agreement.

On September 14, 2018, the Company, Staples, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 1–4 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors and security holders of its terms. It is not intended to provide any other factual information about the Company or its subsidiaries or affiliates or about Staples, Parent or Purchaser. The Merger Agreement contains representations and warranties of the Company solely for the benefit of Parent, Purchaser and Staples. The assertions embodied in those representations and warranties are qualified by information in a confidential disclosure letter that the Company has delivered to Parent, Purchaser and Staples in connection with signing the Merger Agreement as of a specific date. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Therefore, investors and security holders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. They were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and they are subject to more recent developments. Accordingly, investors and security holders should read the representations, warranties and covenants in the Merger Agreement or any descriptions thereof not in isolation but only in conjunction with the other information about the Company and its subsidiaries that the Company includes in reports and statements it files with the SEC. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Director and Officer Exculpation, Indemnification and Insurance,” below), certain portions of the Merger Agreement related to financing matters, and the rights of the Company’s stockholders to receive the Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Staples, Parent or Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the description of the terms and conditions of the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement.

On August 3, 2018, the Company and Staples entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible business transaction between the parties. Staples agreed to, among other things (i) keep confidential, except as specifically provided in the Confidentiality Agreement, certain Proprietary Information (as defined in the Confidentiality Agreement) of the Company provided to Staples and (ii) use such information solely for the purpose of evaluating a possible business transaction between the parties, in each case for a period of two years. Staples also committed to not solicit certain Company employees without the prior consent of the Company for a period of two years. The obligations of the parties under the Confidentiality Agreement survive any termination of the Merger Agreement in accordance with its terms. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Other Commercial Arrangements Between the Company and Staples.

Staples is a major customer of the Company. The Company and its subsidiaries supply Staples with products across the Company’s product portfolio. The products supplied by the Company and its subsidiaries to Staples are provided in the ordinary course of business pursuant to supply agreements and on a purchase order basis. In each of calendar years ending December 31, 2016 and December 31, 2017, and in the first six months of 2018, the Company and its subsidiaries’ consolidated net sales to Staples have been approximately $360 million, $220 million and $55 million, respectively.

Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.

The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Company Board was aware of these potentially differing interests (including, but not limited to, interests of such persons as a result of possible ongoing roles with Parent, treatment of outstanding equity and cash awards and payments under the Company’s Executive Severance Plan (the “Executive Severance Plan”) and individual employment agreements discussed in this Schedule 14D-9) and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Contemplated Transactions, as more fully discussed below in Item 4 under “Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation.”

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also refer to the disclosure in Item 8 under “Golden Parachute Compensation,” which is incorporated herein by reference, and information contained in the section entitled “Compensation Discussion and Analysis” in the Company’s definitive proxy statement filed with the SEC on April 13, 2018.

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger.

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the Offer. The following table sets forth (i) the number of Shares beneficially owned as of September 16, 2018, by each of the Company’s executive officers and directors (with beneficial ownership determined in accordance with the rules of the SEC and generally including any shares over which a person exercises sole or shared voting or investment power (subject to footnote 1 in the table below)); and (ii) the aggregate Offer Price or Merger Consideration that would be payable for such Shares. Subject to footnote 1 in the table below, Shares that a person has the right to acquire within 60 days of the date of September 16, 2018 (disregarding for this purpose the assumed consummation of the Merger) are deemed to be outstanding and beneficially owned by such person.

Name	Number of Shares Owned (1)	Cash Consideration Payable in Respect of Shares
Executive Officers
Richard D. Phillips	28,159	$360,435.20
Janet H. Zelenka	24,331	$311,436.80
Keith J. Dougherty	15,792	$202,137.60
Harry A. Dochelli	12,290	$157,312.00
Carole W. Tomko	13,619	$174,323.20
Christopher Kempa	10,782	$138,009.60
Brendan McKeough	11,674	$149,427.20
Elizabeth Meloy	8,391	$107,404.80

Non-Employee Directors
Charles K. Crovitz	44,971	$575,628.80
Dennis J. Martin	10,016	$128,204.80
Susan Riley	11,734	$150,195.20
Alexander M. Schmelkin	—	—
Stuart A. Taylor, II	—	—
Paul S. Williams	—	—
Alex D. Zoghlin	22,610	$289,408.00
All of the Company’s current directors and executive officers as a group (15 persons)	214,369	$2,743,923.20

(1)

Does not include the outstanding stock options, restricted stock, Company RSUs (as defined below) or Company PSUs (as defined below) of the Company, each of which is separately disclosed following this table.

Stock Options.

Under the terms of the Merger Agreement, all stock options, including those granted to the Company’s executive officers, that are outstanding immediately prior to the Merger Effective Time, whether vested or unvested, will, automatically and without any required action on the part of the holder thereof, become fully vested at the Merger Effective Time and will be canceled, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, a cash payment equal to the Offer Price, less the exercise price applicable to the stock option, multiplied by the number of Shares subject to the applicable stock option award. As of the date of this Schedule 14D-9, all stock options held by the Company’s executive officers are vested. The Company’s non-employee directors do not hold any outstanding stock options.

The table below sets forth, as of and assuming the Merger Effective Time occurred on September 16, 2018, the number of Shares underlying stock options held by each of the Company’s executive officers.

Name (1)	Number of Shares Underlying Company Stock Options
Executive Officers
Richard D. Phillips	29,563
Janet H. Zelenka	11,707
Keith J. Dougherty	—
Harry A. Dochelli	9,657
Carole W. Tomko	—
Christopher Kempa	—
Brendan McKeough	3,056
Elizabeth Meloy	2,796
Eric A. Blanchard	—

(1)

Eric A. Blanchard previously served as an executive officer of the Company and retired in March 2017. Kirk Armstrong and Earl C. Shanks also previously served as executive officers of the Company during 2017 and/or 2018 but are not included in the table above or subsequent tables in this Item 3 because they do not hold any equity awards or cash awards and are not otherwise entitled to any payments in connection with the Contemplated Transactions.

Performance-Based Restricted Stock Units.

Under the terms of the Merger Agreement, at the Merger Effective Time, all Company performance-based restricted stock units (“Company PSUs”) that are outstanding immediately prior to the Merger Effective Time, will be canceled, and the holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, a cash payment equal to the Offer Price multiplied by the number of Shares subject to the applicable Company PSU award (based on target level achievement of the performance conditions applicable to the Company PSU award) (“Company PSU Consideration”), provided that, under the terms of the Company PSUs, if (i) the executive officer’s employment is terminated by the Company without “cause” or by the executive officer for “good reason” (as such terms are described below), in each case, during the six-month period immediately preceding a change of control, and such termination is in contemplation of the change of control, or (ii) the executive officer’s employment is terminated due to retirement prior to the change of control, the executive officer will be entitled to receive such Company PSU Consideration on the date of the change of control.

Under the terms of the Company PSUs, “cause” generally means an executive officer’s (i) conviction of, or plea of nolo contendere to, a felony (excluding motor vehicle violations); (ii) theft or embezzlement, or attempted theft or embezzlement, of money or property or assets of the Company; (iii) illegal use of drugs; (iv) material breach of any employment-related undertakings; (v) gross negligence or willful misconduct in the performance of the executive officer’s duties; (vi) breach of any fiduciary duty owed, including engaging in competitive acts while employed by the Company; or (vii) willful refusal to perform the assigned duties for which the executive officer is qualified, as directed by the executive officer’s supervising officer or the Company Board.

Under the terms of the Company PSUs, “good reason” generally means any of the following: (i) any material reduction in the executive officer’s duties, responsibilities or authority; provided, that neither (A) a change in supervisor or the number or identity of direct reports, nor (B) a change in title, duties, responsibilities or authority as a result of a realignment or restructuring of the Company’s executive organizational chart, nor (C) a change in title, duties, responsibilities or authority as a result of a realignment or restructuring of the

Company shall be deemed by itself to materially reduce the executive officer’s duties, responsibilities or authority, as long as, in the case of either (B) or (C), the executive officer continues to report to either the supervisor to whom he or she reported immediately prior to the applicable change of control or a supervisor of equivalent responsibility and authority; (ii) a material reduction in base salary, or (iii) the relocation of the principal place of employment more than 50 miles from its location on the date of the applicable change of control.

The table below sets forth, as of and assuming the Merger Effective Time occurred on September 16, 2018, the number of unvested Company PSUs held by each of the Company’s executive officers, assuming target level of achievement of the performance conditions applicable to such Company PSUs, without taking into account any accelerated vesting terms.

Name	Number of Unvested Company PSUs
Executive Officers
Richard D. Phillips	194,795
Janet H. Zelenka	88,142
Keith J. Dougherty	56,811
Harry A. Dochelli	69,883
Carole W. Tomko	63,236
Christopher Kempa	27,606
Brendan McKeough	28,720
Elizabeth Meloy	28,455
Eric A. Blanchard	15,562

Chief Executive Officer’s 2018 Performance Units.

In January 2018, the Company granted two million performance units (the “Company Performance Unit Award”) to Mr. Phillips. Under the terms of the Merger Agreement, at the Merger Effective Time, the Company Performance Unit Award, if outstanding immediately prior to the Merger Effective Time, will become vested as to a value of $1.00 per performance unit underlying the Company Performance Unit Award (the “Performance Unit Value”) and be cancelled, and Mr. Phillips will become entitled to receive, in full satisfaction of his rights with respect thereto, a cash payment equal to the Performance Unit Value, multiplied by the number of performance units underlying the Company Performance Unit Award, provided that, under the terms of Mr. Phillips’ award agreement, he will also be entitled to such payment in the event that (i) his employment is terminated by the Company without cause or by him for good reason, in each case, during the six-month period immediately preceding a change of control and (ii) such termination was in contemplation of the change of control.

The table below sets forth, as of and assuming the Merger Effective Time occurred on September 16, 2018, the number of unvested performance units held by Mr. Phillips and the cash payment he would receive in connection with the vesting and payment for his performance units.

Name	Number of Unvested Company Performance Units	Amount of Cash Payment
Richard D. Phillips	2,000,000	$2,000,000

Restricted Stock Units.

The Company granted restricted stock units (“Company RSUs”) to its non-employee directors and executive officers that remain outstanding. Under the terms of the Merger Agreement, at the Merger Effective

Time, all unvested Company RSUs that are outstanding immediately prior to the Merger Effective Time will become fully vested, and each holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, a cash payment equal to the Offer Price, multiplied by the number of Shares underlying the applicable Company RSU award.

The table below sets forth, as of and assuming the Merger Effective Time occurred on September 16, 2018, the number of Company RSUs held by each of the Company’s non-employee directors and executive officers, without taking into account any accelerated vesting terms.

Name (1)	Number of RSUs (2)
Executive Officers
Richard D. Phillips	90,090
Janet H. Zelenka	32,482
Keith J. Dougherty	22,219
Harry A. Dochelli	22,218
Carole W. Tomko	19,143
Christopher Kempa	13,860
Brendan McKeough	14,726
Elizabeth Meloy	12,127
Eric A. Blanchard	—

Non-Employee Directors (1)
Charles K. Crovitz	25,224
Dennis J. Martin	6,292
Susan Riley	29,807
Alexander M. Schmelkin	39,950
Stuart A. Taylor, II	43,782
Paul S. Williams	31,537
Alex D. Zoghlin	26,152
Jean S. Blackwell	37,097

(1)

Jean S. Blackwell previously served as a non-employee director of the Company and retired in May 2018. Roy W. Haley also previously served as a non-employee director of the Company during 2017 and/or 2018 but is not included in this table or subsequent tables because he does not hold any unvested equity awards and is not otherwise entitled to any payments in connection with the Contemplated Transactions.

(2)	Company RSUs include deferred stock units and accumulated dividend equivalent units.

Restricted Stock Awards.

The Company granted restricted stock awards to its non-employee directors and executive officers. Under the terms of the Merger Agreement, all unvested shares of restricted stock that are outstanding immediately prior to the Merger Effective Time will become fully vested as of the Merger Effective Time, and each holder thereof will become entitled to receive, in full satisfaction of the holder’s rights with respect thereto, a cash payment equal to the Offer Price, multiplied by the number of Shares of restricted stock subject to the applicable restricted stock award.

The table below sets forth, as of and assuming the Merger Effective Time occurred on September 16, 2018, the number of unvested shares of restricted stock held by each of the Company’s non-employee directors and executive officers, without taking into account any accelerated vesting terms.

Name	Number of Shares of Restricted Stock
Executive Officers
Richard D. Phillips	149,010
Janet H. Zelenka	57,706
Keith J. Dougherty	37,140
Harry A. Dochelli	22,177
Carole W. Tomko	19,261
Christopher Kempa	21,181
Brendan McKeough	13,599
Elizabeth Meloy	11,327
Eric A. Blanchard	3,987

Non-Employee Directors
Charles K. Crovitz	13,167
Dennis J. Martin	8,316
Susan Riley	—
Alexander M. Schmelkin	—
Stuart A. Taylor, II	—
Paul S. Williams	—
Alex D. Zoghlin	10,223

Cash-Based Awards Granted Under the Company’s 2015 Long-Term Incentive Plan.

The Company granted cash-based awards to its executive officers under the Company’s 2015 Long-Term Incentive Plan. Under the terms of the Merger Agreement, each outstanding cash-based award granted pursuant to such plan that is outstanding immediately prior to the Merger Effective Time will become fully vested at the Merger Effective Time and will be canceled in exchange for payment of the cash amount underlying such cash-based award, provided that any applicable performance conditions will be deemed satisfied at target performance levels (subject to certain specified cash-based awards granted to Mr. Phillips and Mr. Dochelli described below, for which applicable performance conditions will be deemed satisfied at maximum performance levels) and any threshold performance conditions also will be deemed met.

In 2016, the Company granted to Mr. Phillips and Mr. Dochelli cash-based awards under the Company’s 2015 Long-Term Incentive Plan that are subject to earnings per share thresholds and time-based vesting requirements. Under the terms of the Merger Agreement, at the Merger Effective Time, these outstanding awards, to the extent outstanding immediately prior to the Merger Effective Time, will become fully vested and will be canceled in exchange for payment of the underlying cash amount of such award, provided that any applicable performance conditions will be deemed satisfied at the maximum performance level.

In addition to the vesting terms under the Merger Agreement described above, under the terms of certain cash-based awards granted to executive officers (referred to as cash match and cash retention awards), if an executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason, in each case, prior to the scheduled vesting date of the applicable award, such award will vest in full on the date of the executive’s termination.

The table below sets forth, as of and assuming the Merger Effective Time occurred on September 16, 2018, the remaining unvested amounts underlying cash-based awards for which vesting is subject to acceleration under the terms of the Merger Agreement, assuming achievement of the applicable performance conditions at target performance levels (or, for Mr. Phillips’ and Mr. Dochelli’s 2016 cash-based awards, at maximum performance levels).

Name	Value of Cash-Based Awards (Calculated at Target (or Maximum), if and as Applicable)
Executive Officers
Richard D. Phillips	$2,013,750
Janet H. Zelenka	$820,000
Keith J. Dougherty	$1,213,750
Harry A. Dochelli	$2,013,750
Carole W. Tomko	$684,167
Christopher Kempa	$633,333
Brendan McKeough	$641,667
Elizabeth Meloy	$616,667

Other Cash-Based Awards.

The Company granted to certain executive officers cash-based awards under plans or arrangements other than the Company’s 2015 Long-Term Incentive Plan. These cash-based awards will vest in accordance with their terms as of or after the Merger Effective Time.

Ms. Meloy was granted a cash-based award in May 2017, the second and third installments of which are scheduled to vest on April 1, 2019 and April 1, 2020, respectively, provided that if either (i) a change of control occurs prior to such date and Ms. Meloy is employed as of the date of the change of control or (ii) if her employment is terminated without cause or she terminates her employment for good reason, in each case, prior to such date, her award will vest in full.

The Company granted performance-based cash-based awards (“Company PCAs”) to its Vice Presidents in 2017, some of whom are now executive officers, as identified in the table below. The terms of the 2017 Company PCAs provide that upon the occurrence of a change of control prior to the scheduled vesting date in March 2020, the Company PCAs will vest in full at the target number, generally subject to the executive officer remaining employed through the date of such change of control, except that if an executive officer retired during such period, the acceleration of such retired executive officer’s Company PCAs upon the date of the change of control would likewise apply to the retired executive officer. However, if an executive officer’s employment is terminated without cause or for good reason, in each case, prior to the applicable vesting date and during the six-month period prior to the change of control (and such termination was in contemplation of the change of control), the executive officer’s unvested Company PCAs will vest in full at the target number.

The table below sets forth, as of and assuming the Merger Effective Time occurred on September 16, 2018, the total value of Ms. Meloy’s cash-based award that would become vested, and the value of Company PCAs held by each of the Company’s executive officers that would become vested (based on each executive’s target amount, as applicable), upon the Merger Effective Time.

Name	Payment Amount of Other Cash-Based Awards (at Target, if Applicable)
Executive Officers
Christopher Kempa	$119,000
Brendan McKeough	$62,720
Elizabeth Meloy	$100,000

Company Executive Severance Plan.

The Company maintains the Executive Severance Plan for its executive officers and other key employees, which provides severance benefits in the event of an eligible employee’s qualifying termination of employment as well as enhanced severance benefits in the event of a qualifying termination of employment that occurs within a specified period following a change of control.

Under the terms of the Executive Severance Plan, an executive officer whose employment is terminated by the Company other than for “cause” or by the executive officer for “good reason” (as such terms are defined in the Executive Severance Plan), in either case, within two years following a change of control, which would include the occurrence of the Merger Effective Time, will be entitled to receive severance benefits consisting of: (i) two times the sum of the executive officer’s base salary and annual target bonus opportunity, (ii) a pro rata portion of the executive officer’s annual target bonus opportunity for the year of termination, (iii) medical benefit continuation for 18 months and (iv) outplacement benefits for a period of 24 months, at a cost of up to $35,000.

The definitions of “cause” and “good reason” under the Executive Severance Plan are largely the same as described above with respect to outstanding equity awards held by executive officers, except that a material reduction in an executive officer’s duties, responsibilities or authority will not constitute good reason for an executive officer to terminate employment under the Executive Severance Plan and the Executive Severance Plan includes as a basis for good reason a material breach by the Company of the Executive Severance Plan.

Executive Employment Agreement with Richard D. Phillips.

On December 21, 2017, the Company amended its employment agreement with Mr. Phillips. Under the terms of Mr. Phillips’ employment agreement, if Mr. Phillips’ employment is terminated on or within two years following the date of a change of control, either by the Company other than for “cause,” death, or disability or by Mr. Phillips for “good reason” (as such terms are defined in the employment agreement), then Mr. Phillips will be entitled to receive (i) a payment equal to three times his then-current base salary, (ii) a payment equal to three times his target annual bonus amount for the calendar year during which such termination occurs, (iii) a payment equal to his pro-rata target annual bonus for the year of termination, (iv) up to 18 months’ continued medical and dental coverage, (v) a payment equal to the amount the Company would otherwise pay for 36 months of its share of premiums for life and disability insurance, (vi) continued vesting of equity-based incentive awards following the termination date, (vii) up to $60,000 of executive level career transition assistance services during the two years following the termination date, and (viii) if applicable, reimbursement of reasonable attorneys’ fees, cost and expenses incurred in conjunction with any dispute regarding the change of control severance benefits, if Mr. Phillips prevails in any material respect in such dispute.

The definitions of “cause” and “good reason” under Mr. Phillips’ employment agreement are largely the same as described above with respect to outstanding equity awards held by executive officers, except that a material reduction in duties, responsibilities or authority will not constitute good reason for Mr. Phillips to terminate his employment under his employment agreement, but Mr. Phillips may terminate his employment for good reason if there is any change in his title or position as President and Chief Executive Officer reporting directly to the Company Board or any change pursuant to which Mr. Phillips is not the most senior officer of the Company or the Company’s ultimate parent entity, and Mr. Phillips’ employment agreement includes as a basis for good reason a material breach by the Company of the employment agreement.

Employee Benefit Matters.

Pursuant to the Merger Agreement, Parent has agreed that, for a period of one year following the Merger Effective Time, except where an applicable agreement or arrangement requires otherwise, Parent will provide or cause to be provided to each employee of the Company or any of its subsidiaries who continues to be employed immediately following the Merger Effective Time by Parent, the Surviving Corporation or any respective subsidiary thereof (each, a “Continuing Employee”) with (i) the same base salary or wage rate and short- and long-term incentive opportunities that were provided to such Continuing Employee by the Company or its subsidiaries immediately prior to the date of the Merger Agreement (except that in lieu of equity-based incentive opportunities, Parent may substitute cash-based incentive opportunities of equal target value) and (ii) participation in employee benefit plans and programs that are substantially comparable in the aggregate to those benefits provided to such Continuing Employee under the employee benefit plans and programs of the Company and its subsidiaries immediately prior to the date of the Merger Agreement. During the period of one year following the Merger Effective Time, Parent also will maintain or cause to be maintained in effect the terms of severance and layoff plans of the Company applicable to Continuing Employees immediately prior to the Offer Closing (defined in the Merger Agreement as immediately following the Acceptance Time).

Director and Officer Exculpation, Indemnification and Insurance.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by Section 102(b)(7) of the DGCL, the Company’s certificate of incorporation eliminates the personal liability of the Company’s directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liabilities that cannot be so eliminated as described in clauses (i)-(iv) of the preceding sentence. The company’s certificate of incorporation provides that a director shall not be liable to the Company or its stockholders to such further extent as permitted by any subsequently-enacted law, including without limitation any subsequent amendment to the DGCL.

Under Section 145 of the DGCL, a corporation (1) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful and (2) may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines that such person is fairly and reasonably entitled to indemnity. To the extent that a present or former director or officer has been successful on the merits or otherwise in defense of any suit, action or proceeding referred to in the preceding sentence, the corporation must indemnify him or her against expenses actually or reasonably incurred by him or her in connection therewith. Under Section 145 of the DGCL, expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation.

The Company’s certificate of incorporation provides that the Company shall indemnify any person who was, is or is threatened to be made a party to a proceeding (defined as any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding) by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL. This right to indemnification includes the right to be paid by the Company expenses incurred in defending any such action, suit or proceeding in advance of its final disposition to the maximum extent permitted under the DGCL. The Company’s bylaws provide that the Company will indemnify and advance expenses to its directors and officers to the full extent permitted by applicable law, but is not required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized by the Company Board.

The Company has entered into indemnification agreements with each of its directors and executive officers. In general, these agreements provide that the Company will indemnify the director or executive officer to the fullest extent permitted by law for claims arising out of or in connection with his or her service as a director or executive officer of the Company or service in any capacity with another enterprise at the request of the Company. The indemnification agreements establish procedures for advancement of expenses and for determination of a director’s or executive officer’s entitlement to indemnification. Additionally, under the indemnification agreements, an indemnitee may bring an action against the Company to enforce its rights to indemnification and advancement of expenses.

The Company maintains a directors and officers insurance policy that covers certain liabilities of the Company’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The foregoing description of certain provisions of the Company’s certificate of incorporation and bylaws is qualified in its entirety by reference to the full text of the Company’s third restated certificate of incorporation, filed as Exhibit (e)(50) hereto and incorporated herein by reference, and the Company’s amended and restated bylaws, filed as Exhibit (e)(51) hereto and incorporated herein by reference. The foregoing description of the indemnity agreements between the Company and its directors and executive officers is qualified in its entirety by reference to the full text of the forms of indemnity agreement filed as Exhibits (e)(3) and (e)(4) hereto and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Merger Effective Time existing in favor of the current or former directors or officers of the Company (the “D&O Indemnified Parties”) as provided in the certificate of incorporation or bylaws of the Company or any indemnification agreement between such directors or officers and the Company, in each case as in effect on (and, in the case of any indemnification agreement, to the extent made available to Parent prior to) September 9, 2018, shall survive the Merger and shall continue in full force and effect. Under the Merger Agreement, Parent has agreed that, for six years following the Merger Effective Time, the Surviving Corporation will maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the certificate of incorporation, bylaws of the Company or any indemnification agreement as in effect immediately prior to the Merger Effective Time with respect to acts or omissions occurring prior to the Merger Effective Time and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties. The Merger Agreement provides that Parent will guarantee and cause the Surviving Corporation to honor the covenants described in this paragraph.

The Merger Agreement provides that, prior to the Merger Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Corporation as of or after the Merger Effective Time to, purchase a six year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable to the insured persons than the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Merger Effective Time (including in connection with the Merger Agreement and the Contemplated Transactions), and provides that Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided that in no event shall the Company pay, or the Surviving Corporation be required to pay, with respect to such insurance policies, more than 300% of the most recent annual premium paid by the Company prior to the date of the Merger Agreement (the “Maximum Amount”). The Merger Agreement provides that, if the Company or the Surviving Corporation fails to obtain such “tail” insurance policies prior to, as of or after the Merger Effective Time, Parent shall, for a period of six years from the Merger Effective Time, cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising on or before the Merger Effective Time; provided that in no event shall the Parent be required to pay annual premiums in excess of the Maximum Amount, but in such case shall purchase as much coverage as possible for the Maximum Amount.

Section 16 Matters.

Pursuant to the Merger Agreement, the Company, Parent, Purchaser and Staples are required to take all steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Contemplated Transactions by each officer or director who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

Potential for Future Arrangements.

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein), no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Surviving Corporation, any of their subsidiaries or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. However, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with certain of the Company’s executive officers in the future.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

In evaluating the Contemplated Transactions, the Company Board consulted with the Company’s management and legal and financial advisors. After careful consideration of relevant factors, including a review of the terms of the Offer and the Merger, the Company Board (i) determined that the Contemplated Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions and (iii) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

Accordingly, the Company Board recommends that Company stockholders accept the Offer and tender their Shares in response to the Offer.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

The Company Board periodically evaluates and considers a variety of financial and strategic opportunities to enhance stockholder value as part of its long-term business plan.

On July 13, 2016, the Company Board discussed potential strategic alternatives and opportunities for the Company with management. In connection with this strategic review, the Company engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its legal advisor, Citigroup Global Markets Inc. (“Citi”) as its financial advisor and a consulting firm to assist in identifying and evaluating potential strategic options available to the Company, including potential acquisition strategies in addition to other strategic alternatives, and related matters.

On September 28, 2016, the Company Board met with members of management and reviewed the status of management’s preliminary discussions with representatives of a third party (“Party A”) which had indicated potential interest in a transaction with the Company. Citi discussed with the Company Board certain publicly available information relating to Party A. The Company Board directed management to enter into a non-disclosure and standstill agreement with Party A and to prepare certain additional information for review by the Company Board and disclosure to Party A in order to determine Party A’s interest in a transaction with the Company.

On October 18, 2016, the Company entered into a confidentiality agreement with Party A.

On December 20, 2016, the Company management made a presentation to Party A.

On January 13, 2017, the Company management spoke with representatives of Party A regarding the Company’s operations, competitive landscape and merger and acquisition opportunities.

On February 19, 2017, Party A sent the Company a preliminary offer letter to purchase the Company for up to $18.00 per Share.

On February 22, 2017, the Company Board met with members of management and representatives of Skadden and Citi. Skadden reviewed the Company Board’s fiduciary duties. Citi discussed with the Company Board certain financial aspects of Party A’s proposal. After discussion, the Company Board authorized management to continue to provide Party A with due diligence materials.

During February and early March 2017, Party A continued to conduct its business and legal due diligence. On March 13, 2017, the Company Board met with members of management and representatives of Skadden and Citi to further consider Party A’s February 19, 2017 proposal to purchase the Company. At this meeting, Citi summarized, among other things, certain financial aspects of Party A’s proposal, potential responses of the Company to such proposal and an illustrative timeline for a potential transaction if the Company were to continue to engage in discussions with Party A. The Company Board authorized management to continue to explore a potential transaction with Party A. In addition, the Company Board considered whether parties other than Party A should be contacted regarding a potential business combination with the Company. The Company Board considered that a “go-shop” process could be undertaken to solicit third-party interest after announcement of an agreement with Party A. After discussion, the Company Board determined not to initiate discussions with other parties at that time.

In mid-March 2017, as a condition to its continued due diligence review and incurrence of related expenses, Party A requested exclusivity to negotiate a transaction with the Company. On March 21, 2017, the executive committee of the Company Board met with members of management and representatives of Skadden and Citi to review the status of discussions with Party A and Party A’s request for exclusivity. Citi provided an update on the Company’s discussions with Party A and Party A’s ongoing due diligence efforts. Following discussion, the executive committee authorized management to enter into a 30-day exclusivity agreement with Party A.

During late March and early April 2017, due diligence meetings and site visits were held with Party A. On April 11, 2017, the Company Board met with members of management and representatives of Skadden and Citi. The Company Board was updated as to the status of the due diligence review of, and negotiations with, Party A. Following this meeting, on April 13, 2017, a draft of a merger agreement, along with related schedules, was provided to Party A. On April 25, 2017, the Company was notified that Party A was no longer interested in pursuing a transaction with the Company.

On October 16, 2017, Mr. Paul Donahue, President and Chief Executive Officer of Genuine Parts Company (“GPC”), contacted Mr. Richard Phillips, the Company’s President and Chief Executive Officer. Mr. Donahue asked if Mr. Phillips would be interested in speaking briefly by telephone.

On October 17, 2017, Mr. Phillips and Mr. Donahue agreed to speak by telephone on October 24, 2017.

On October 24, 2017, Mr. Phillips and Mr. Stuart Taylor, Chairman of the Finance Committee and an independent Company director, spoke with Mr. Donahue, who proposed a potential transaction (“SPR Acquisition”) with GPC’s S.P. Richards business (the “SPR Business”). Additionally, on October 24, 2017, at a Company Board meeting, Mr. Phillips and Mr. Taylor reported on their earlier conversation with Mr. Donahue. The Company Board authorized Mr. Phillips and Mr. Taylor to proceed with discussions regarding a potential transaction.

On November 3, 2017, Mr. Taylor and Ms. Elizabeth Meloy, the Company’s Senior Vice President, Strategy and Corporate Development, spoke with Mr. Treg Brown, Senior Vice President, Planning and Acquisitions of GPC. Mr. Brown proposed a transaction that would combine the SPR Business with the Company and discussed several possible transaction structures, including a “Reverse Morris Trust” structure in which the Company would merge with the SPR Business immediately following its spin off by GPC to GPC shareholders. Mr. Brown indicated that GPC had hired J.P. Morgan Securities LLC (“JPM”) as its financial advisor and Davis Polk & Wardwell LLP (“DPW”) as its legal advisor.

On November 8, 2017, Mr. Phillips and Mr. Taylor had a dinner meeting with Mr. Donahue and Mr. Brown. The parties revisited their discussion regarding a transaction that would combine the SPR Business with the Company. Mr. Brown reviewed the “Reverse Morris Trust” deal structure. Mr. Donahue and Mr. Brown outlined several considerations, including the other transaction structures that GPC considered, the proposed governance and management of combined companies, suggestions on how to analyze potential synergies from the proposed transaction and potential regulatory matters. Company management and GPC management each considered the risks and benefits associated with several alternatives for combining the Company with the SPR Business, including the all-stock “Reverse Morris Trust” structure proposed by GPC and an acquisition of the SPR Business for mostly cash. Company management and GPC management were both of the view that the “Reverse Morris Trust” structure was the optimal structure for both parties in relation to alternative structures because, among other reasons, the tax impacts to GPC shareholders of a “Reverse Morris Trust” were superior when compared to a cash or mostly cash transaction, the pro forma leverage was more favorable to the combined company in a “Reverse Morris Trust” versus a cash or mostly cash transaction, and the parties were expected to have improved ability to secure committed financing in a “Reverse Morris Trust” versus a cash or mostly cash transaction.

On November 9, 2017, the Company Board met with members of management and representatives of Skadden to review discussions between the Company and GPC regarding a potential transaction. Skadden outlined the deal structure proposed by GPC, whereby the Company would engage in a stock-for-stock merger with the SPR Business immediately after the SPR Business was spun off to GPC shareholders. The Company would be the publicly traded parent corporation for the combined businesses, with former GPC shareholders owning a slight majority of the outstanding Shares. Skadden also discussed the stockholder and regulatory approvals required for such a transaction. Skadden outlined the Company Board’s fiduciary duties in considering the proposal. The Company Board authorized management to proceed with discussions with GPC.

On November 15, 2017, the Company and GPC executed a confidentiality agreement. The parties discussed the exchange of certain non-public, confidential and proprietary information.

On November 16, 2017, Ms. Meloy and Mr. Brown, together with representatives from Citi and JPM, met to discuss a process and timeline for a potential transaction.

On December 13, 2017, the Company Board met with members of management and representatives of Skadden and Citi to discuss the strategic rationale for a potential transaction between the Company and GPC and the SPR Business. Management reviewed the proposed deal structure and the potential strategic benefits of such a transaction. Management described the potential sales impact of such a transaction and reviewed a plan to quantify potential synergies and assess the potential regulatory issues in the proposed transaction. Representatives of Skadden reviewed a potential timetable for the proposed transaction and the required regulatory and stockholder approvals.

On December 15, 2017, Mr. Phillips, Ms. Meloy and Mr. Harry Dochelli, the Company’s President of Office and Facilities, met in Atlanta with Mr. Brown, Mr. Rick Toppin, President and Chief Executive Officer of the SPR Business, Mr. Bryan Wight, Senior Vice President of the SPR Business and Mr. Tom Maley, Vice President Corporate Development and Analytics of the SPR Business. Ms. Janet Zelenka, the Company’s Senior Vice President and Chief Financial Officer, participated by telephone. Representatives of Skadden, Citi, DPW, JPM and a third-party consultant also attended. Each management team presented its respective business and historical results.

On January 25, 2018, the Company Board met with members of management and representatives of Skadden and Citi to review progress and workstreams with respect to the potential transaction with GPC and the strategic rationale for the transaction, including the Company management’s estimates of potential cost synergies. Management then discussed with the Company Board these non-public, internal estimates of cost synergies. Representatives of Skadden provided legal analysis and advice regarding obtaining antitrust clearance to consummate the transaction.

On February 15, 2018, the Company Board met with members of management and representatives of Skadden and Citi to review progress with respect to the potential transaction with GPC. Members of management reviewed the discussions with GPC, including the proposed management of the combined companies, and reported that the parties had exchanged financial information. Management also reviewed a financing plan for the potential transaction and management’s preliminary financial projections. Representatives of Skadden reviewed the “Reverse Morris Trust” structure, timing for completion of the potential transaction and the required stockholder and regulatory approvals. Citi reviewed certain financing considerations and related financial matters. The Company Board discussed whether any other parties should be contacted regarding possible strategic transactions with the Company and reviewed the Company’s considerations and actions in this area during the last several years. Following discussion, in light of, among other things, the Company Board’s belief in the attractiveness of the proposed transaction with GPC relative to other strategic alternatives, the possibility of losing the opportunity to pursue the GPC transaction if the Company did not promptly move forward with the GPC transaction, and the Company Board’s assessment of the likelihood of another party being interested in a strategic transaction with the Company, the Company Board determined not to contact any third parties at that time. The Company Board directed management to proceed with the next steps for the potential transaction.

On February 25, 2018, each of the Company and GPC opened a virtual data room to facilitate due diligence review. On February 27 and March 1, 2018, the Company and GPC had due diligence telephone calls concerning the SPR Business and the Company. To facilitate due diligence and the exchange of non-public information, on March 4 and 16, 2018, the Company and GPC entered into “clean team” agreements covering various categories of information.

Over the next several weeks, representatives of the Company and GPC and their respective advisors spoke regularly to conduct additional due diligence and to negotiate transaction terms. On March 5, 2018, functional leaders from the Company, GPC and the SPR Business met in Atlanta, together with representatives of JPM and Citi, to review transition services and other functional diligence items. On March 12, 2018, Skadden sent a draft of the Agreement and Plan of Merger (the “GPC Merger Agreement”), among the Company, Elephant Merger Sub Corp. (“Elephant Merger Sub”), GPC and Rhino SpinCo, Inc. (“SpinCo”), to GPC and DPW, GPC’s legal advisor. On March 14, 2018, DPW sent drafts of a transition services agreement and a supply chain transition services agreement to the Company and Skadden. On March 19, 2018, DPW sent a revised draft of the GPC Merger Agreement to the Company and Skadden. Skadden sent revised drafts of the transition services agreement and supply chain agreement to DPW and GPC. On March 20, 2018, DPW sent an initial draft of a separation agreement to the Company and Skadden. On March 26, 2018, DPW sent an initial draft of a tax matters agreement to Skadden and the Company.

During the following weeks, representatives of the Company and GPC continued to negotiate the terms of the GPC Merger Agreement and the other transaction documents. In particular, the Company and GPC continued to negotiate the termination fee, the allocation of expenses and the assumed and excluded liabilities. Additionally, during this time the Company and GPC continued to negotiate the disclosure schedules to the GPC Merger Agreement.

On March 29, 2018, representatives of the Company sent GPC drafts of the financing commitment letter for the borrowing contemplated by the Company and SpinCo in connection with the proposed transaction.

From March 29, 2018 through April 12, 2018, the Company and GPC, together with their respective advisors, continued to negotiate definitive agreements. In addition, the Company and GPC continued their respective due diligence reviews.

On April 5, 2018, the Company Board met with members of management and representatives of Skadden and Citi to consider the proposed merger with the SPR Business in exchange for Company Common Stock. Members of management described the progress in negotiations and the due diligence investigations on the SPR Business. They also reviewed the business rationale for the proposed transaction. Representatives of Skadden reviewed, among other things, the Company Board’s fiduciary duties in considering the transaction, the proposed structure and terms of the transaction, the consequences of the merger for the Company equity awards and other compensation plans and agreements, the treatment of equity awards of employees of the SPR Business, the transition services agreements, the terms of the proposed financing, the composition of the board of directors and senior management after closing, the representations and covenants of each party in the transaction agreements, the closing conditions to the merger, the term of the GPC Merger Agreement, each party’s termination rights and the termination fees. Representatives of Skadden also addressed the regulatory matters raised by the proposed merger. Citi discussed the proposed transaction structure and financing arrangements for the transaction, the methodology used by the parties to determine the number of Shares to be issued in the SPR Acquisition and certain preliminary financial perspectives regarding the Company and the SPR Business.

On April 11, 2018, the Company Board met with members of management and representatives of Skadden and Citi to review the structure and terms of the proposed transaction, including the related financing arrangements, and to discuss developments since the previous Company Board meeting. Mr. Phillips reported that on April 9, 2018, he received a call from Mr. Stefan Kaluzny of Sycamore Partners, the owner of Staples. As Mr. Phillips was traveling, they agreed that Mr. Kaluzny would call Mr. Phillips on April 13, 2018. Mr. Phillips did not know the purpose of the call. (Following the announcement of the GPC Merger Agreement with GPC on April 12, 2018, Mr. Kaluzny did not call Mr. Phillips on April 13, 2018.) At the April 11, 2018 meeting, members of management reviewed, among other things, the components of the consideration to be delivered to GPC and its shareholders and the methodology used by the parties to determine the amount of the Company Common Stock to be issued in the Merger. Skadden reviewed the structure and terms of the proposed transaction, including related developments since the previous Company Board meeting. Citi reviewed with the Company Board its financial analysis of the aggregate merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated April 11, 2018, to the Company Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the aggregate merger consideration provided for pursuant to the GPC Merger Agreement was fair, from a financial point of view, to the Company. Members of management provided an update on the status of the proposed debt financing as well as the various agreements to be entered into in connection with the transaction. Following discussion, the Company Board unanimously determined that the GPC Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of the Company Common Stock in connection therewith, were advisable, fair to and in the best interests of the Company and its stockholders, authorized and approved the GPC Merger Agreement and the other transaction documents, and authorized and approved the proposed debt financing.

On April 12, 2018, the Company and SpinCo executed commitment letters to provide financing for the proposed SPR Acquisition. GPC and SpinCo entered into a separation agreement and the Company and GPC and certain of their affiliates, including SpinCo, entered into the GPC Merger Agreement and a tax matters agreement.

Following the execution of the GPC Merger Agreement and the other transaction documents, on April 12, 2018, the Company and GPC each issued press releases announcing the SPR Acquisition.

Following the announcement, on April 17, 2018, the Company received a letter from Staples expressing its interest in the purchase of 100% of the Company’s equity for $11.50 per Share in cash.

On April 18, 2018, the Company Board met with members of management and representatives of Skadden and Citi to consider the Staples proposal. Additionally, on April 18, 2018, the Company sent notice and a copy of the Staples letter to GPC. Also on April 18, 2018, GPC sent a letter to the Company stating that the Staples proposal was opportunistic, would deprive the Company’s stockholders of the value opportunity of participating as stockholders in the combination of the Company and the SPR Business, and did not constitute, and was not reasonably likely to lead to, a Superior Proposal (as defined in the GPC Merger Agreement).

On April 24, 2018, the Company Board met with members of management and representatives of Skadden and Citi to consider the Staples proposal received on April 17, 2018, including to discuss whether it was, or was reasonably likely to lead to, a Superior Proposal (as defined in the GPC Merger Agreement). Citi reviewed, among other things, financial terms of the proposal and certain related financial matters. Skadden outlined for the Company Board their fiduciary duties to stockholders when considering the Staples proposal and reviewed relevant terms of the GPC Merger Agreement. Following discussion, the Company Board did not conclude that the Staples’ proposal was reasonably likely to lead to a Superior Proposal (as defined in the GPC Merger Agreement).

On April 27, 2018, the Company informed Staples and GPC that the Company Board did not conclude that the Staples proposal was reasonably likely to lead to a Superior Proposal (as defined in the GPC Merger Agreement).

On April 29, 2018, Staples sent a second letter to the Company requesting that the Company engage with Staples in the purchase of 100% of the Company’s outstanding equity for $11.50 per Share in cash. Staples indicated in the second letter that, after receiving confidential information about the Company and engaging in discussions, Staples believed that it would be able to “identify incremental opportunities which should enable [Staples] to increase [its] all-cash offer significantly in excess of $11.50 per share.”

On April 30, 2018, the Company sent notice and a copy of the second Staples letter to GPC.

On May 1, 2018, GPC sent a letter to the Company reiterating GPC’s view that the Staples proposal did not constitute, and was not reasonably likely to lead to, a Superior Proposal (as defined in the GPC Merger Agreement).

On May 4, 2018, the Company Board met with members of management and representatives of Skadden and Citi to consider Staples’ second proposal. Following discussions, the Company Board determined that Staples’ second proposal was reasonably likely to lead to a Superior Proposal (as defined in the GPC Merger Agreement), that the Company was authorized to obtain a confidentiality agreement with Staples and that, subject to entering into a satisfactory confidentiality agreement, the Company should engage with Staples.

Also on May 4, 2018, the Company notified GPC that the Company Board had made the determination that Staples’ second proposal was reasonably likely to lead to a Superior Proposal (as defined in the GPC Merger Agreement).

On May 7, 2018, GPC responded to the Company’s May 4 notification and reiterated that GPC did not believe that Staples’ proposal constituted, or was reasonably likely to lead to, a Superior Proposal (as defined in the GPC Merger Agreement). Despite GPC’s view of Staples’ proposal, “in order to expedite and assure approval of” the GPC/Company transaction by the Company’s stockholders, on May 7, 2018, GPC sent the Company a term sheet proposing a contingent value right (“CVR”) to the Company’s stockholders. The CVR would have a maximum value of $4.00 per Share and a minimum value of zero. Specifically, the CVR would be equal to $12.00 per Share minus the greater of (a) the weighted average price of the Shares during a 20-day measurement period ending at the later of (i) December 31, 2019 or (ii) the 12-month anniversary of closing, or (b) $8.00, subject to other terms and conditions, including a “knock-out” provision pursuant to which the CVR would terminate if the Company Common Stock traded above $12.00 per Share for any 20 out of 30 consecutive trading days prior to the measurement period.

On May 8, 2018, the Company Board met with the Company’s management and advisors to consider the CVR.

On May 10, 2018, the Company sent Staples a confidentiality agreement and notified GPC that it had done so.

On May 15, 2018, Staples sent the Company a revised draft of the confidentiality agreement. Additionally, on May 15, 2018, DPW sent the Company and Skadden drafts of proposed documentation to implement the CVR.

Also on May 15, 2018, Mr. Stefan Kaluzny of Sycamore Partners, the owner of Staples, informed Mr. Phillips that Staples would be filing a Schedule 13D to disclose a 9.9% ownership of the Company.

On May 16, 2018, Staples filed a Schedule 13D with the SEC disclosing a 9.9% ownership of the Company and Staples’ first and second offer letters sent to the Company. On May 17, 2018, the Company sent Staples a revised draft of the confidentiality agreement.

On May 17, 2018, the Company Board met with members of management and representatives of Skadden to consider the adoption of a stockholder rights agreement. Representatives of Skadden reviewed, among other things, the Company Board’s fiduciary duties, the Company’s defense profile, and the terms, goals and implementation of the Rights Agreement (as defined below). After discussion, the Company Board voted to adopt the Rights Agreement.

On May 18, 2018, Skadden and DPW discussed the terms of the proposed CVR, the potential tax consequences of the CVR to the Company and to its stockholders, and GPC’s proposed increases in the termination fee and the expense reimbursement cap as part of the CVR proposal. Skadden then reported the Company’s request that GPC indemnify the Company for potential tax consequences from the CVR and the Company’s unwillingness to increase the termination fee and expense reimbursement cap.

On May 20, 2018, DPW sent the Company and Skadden revised drafts of an amendment agreement and a tax matters agreement amendment relating to the CVR and the treatment of the Rights (as defined below) issued under the Rights Agreement in connection with the SPR Acquisition. In the revised drafts, GPC did not provide the requested tax indemnity and retained the proposed increases in the termination fee and expense reimbursement cap.

On May 21, 2018, Staples filed an amended Schedule 13D disclosing an 11.16% ownership of the Company. On May 29, 2018, the Company Board adopted an amendment to the Rights Agreement.

Between May 21, 2018 and May 30, 2018, the Company and GPC continued to discuss the terms of the CVR and the treatment of the Rights issued under the Rights Agreement in connection with the SPR Acquisition. On May 31, 2018, Mr. Brown informed Ms. Meloy that GPC’s proposed CVR would not contain a tax indemnity and would include increases in the termination fee and expense reimbursement cap. He asked that the Company accept or reject the CVR as proposed by GPC.

On June 1, 2018, the Company Board met with members of management and representatives of Skadden and Citi to consider whether to accept the CVR on the terms proposed by GPC. Following discussion, the Company Board determined that, in light of the current circumstances, it was not in the best interests of the Company and its stockholders to agree to the terms of the CVR as proposed by GPC at that time. The Company and GPC then determined that the two companies could not reach agreement on the CVR and their merger agreement would not be amended to reflect the CVR.

Also on June 1, 2018, Staples filed an amended Schedule 13D disclosing that Staples had filed a Notification and Report Form pursuant to 16 C.F.R. §801.30 (the “Staples Hart-Scott-Rodino Form”) in connection with the transaction proposed in Staples’ April 29, 2018 letter to the Company. Staples also disclosed in the amended Schedule 13D that it had delivered a letter on June 1, 2018 to Mr. Phillips to notify the Company of the filing of the Staples Hart-Scott-Rodino Form.

Also on June 1, 2018, the Company received a request for additional information from the Federal Trade Commission (the “FTC”) relating to its filing under the HSR Act in connection with the GPC transaction.

On June 7, 2018, GPC, SpinCo, the Company and Elephant Merger Sub entered into an amendment to the GPC Merger Agreement to clarify the treatment of the Rights issued under the Rights Agreement in connection with the GPC transaction.

On July 2, 2018, the Company was informed by the FTC that it intended to issue a civil investigative demand (“CID”) to the Company in connection with Staples’ filing under the HSR Act. On July 16, 2018, the Company received the CID issued by the FTC. In July 2018, Staples received a request for additional information from the FTC relating to its filing under the HSR Act for its proposed acquisition of the Company.

On July 25, 2018, the Company Board met with members of management and representatives of Skadden and Citi. The Company Board discussed with the Company’s management and advisors the status of the GPC transaction and updates with respect to the Staples proposal.

On July 31, 2018, Staples sent a third letter to the Company reaffirming its proposal to acquire the Company for $11.50 per Share in cash, as well as to again express its belief that after engaging in discussions with the

Company, Staples would be able to “identify incremental value opportunities to enable [Staples] to increase [its] all-cash offer significantly above $11.50 per share.” Staples’ letter indicated that Staples would seek to enter into a confidentiality agreement with the Company. Shortly after sending the letter, Staples provided the Company with a draft merger agreement. On July 31, 2018, Staples filed an amended Schedule 13D disclosing this letter.

Between July 31 and August 3, 2018, Staples and the Company negotiated the terms of a confidentiality agreement.

On August 2, 2018, GPC expressed concern to the Company that the proposed confidentiality agreement with Staples did not qualify as an “Acceptable Confidentiality Agreement” under the GPC Merger Agreement since it did not contain a standstill or a requirement that the confidential information be used only in connection with a negotiated transaction.

On August 3, 2018, Staples and the Company entered into a confidentiality agreement.

On August 7, 2018, Staples provided the Company with a debt commitment letter and related fee letter, each signed by Wells Fargo Bank, National Association (“Wells Fargo”), providing for a $1.1 billion senior secured asset-based loan facility and a $75 million senior secured first-in-last-out term loan facility to finance Staples’ offer.

On August 9, 2018, Staples sent the Company materials purporting to show that the market price of the Company Common Stock was inflated, and that the Staples proposal was superior to the proposed transaction with GPC.

On August 13, 2018, the Company commenced mailing its proxy statement/prospectus-information statement in connection with the GPC transaction to the Company’s stockholders for a special meeting of stockholders to be held on October 5, 2018.

On August 13, 2018, Staples sent the Company a letter, along with materials that it had sent to the Company on August 9, 2018, asserting that the market price for the Company Common Stock was inflated, and that the Staples proposal was superior to the proposed SPR Acquisition. Also on that day, Staples filed an amended Schedule 13D disclosing this letter and the supporting materials.

On August 16, 2018, Mr. Phillips, Ms. Zelenka, Ms. Meloy, Mr. Dochelli and Mr. Chris Kempa, Group President, Industrial, met in Chicago with Mr. Kaluzny, Mr. John Lederer, Chairman of Staples, and Mr. Kevin Burke, Senior Associate at Sycamore Partners. Mr. Taylor, a Company director, also attended, as did representatives of Skadden, Citi, Kirkland & Ellis LLP (“Kirkland”), legal counsel to Staples, and Morgan Stanley and Barclays, Staples’ financial advisors. At this meeting, the Company management made a presentation and answered due diligence questions from the Staples representatives.

On August 19, 2018, Staples sent the Company a list of follow up due diligence questions.

The Company and its representatives spoke frequently with FTC staff and with representatives of GPC regarding the FTC’s review of the GPC transaction, and with FTC staff and with representatives of Staples regarding the FTC’s review of the Staples transaction. This ongoing dialogue included discussions of the antitrust issues and risks presented by both transactions, the content of each party’s documents and data, and feedback from the FTC on the progress of its investigations and outstanding issues, and customer reactions the FTC had received with respect to the GPC transaction. Included among these discussions were a conversation between representatives of Skadden and a representative of Staples on August 6, 2018, and a conversation between a representative of Skadden and FTC staff on August 20, 2018, both regarding the FTC’s investigation of the Staples transaction. Representatives of Skadden addressed a number of questions raised by FTC staff regarding both transactions and participated in the review of hundreds of thousands of Company documents that were provided to the FTC in response to its requests. In addition, an outside economic consulting firm analyzed data from the Company in connection with the GPC transaction.

On August 28, 2018, Ms. Meloy and Ms. Zelenka held a due diligence session via telephone with Mr. Burke and Ms. Parker Morse, Principal at Sycamore Partners, Mr. Jeff Brown, Vice President of Financial Planning of Staples, and Mr. Chris Powers, Vice President of North American Delivery of Sales and Finance of Staples. Representatives of Barclays, Morgan Stanley, Citi and Skadden also attended this session.

On September 4, 2018, Staples sent a letter to the Company indicating that Staples believed the proposed merger with the SPR Business faced significant regulatory uncertainty and that the Company’s trading prices were based on takeover speculation and unrealistic price expectations, but that Staples continued to be prepared to engage regarding a potential increase in its $11.50 offer price. In addition to the letter, Staples provided the Company with a revised draft merger agreement. The revised draft provided for a $20 million termination fee payable by Staples to the Company in the event the merger agreement was terminated for reasons relating to the failure of the parties to obtain regulatory approval.

Also on September 4, 2018, Staples filed materials with the SEC indicating that Staples intended to solicit proxies in opposition to the proposals that would be voted on at the Company’s October 5, 2018 stockholder meeting, including the proposal regarding the issuance of the Shares in connection with the GPC transaction. Staples also sent the Company a demand to inspect stockholder list materials pursuant to the DGCL.

In the late afternoon of September 4, 2018, the Company Board met with members of management and representatives of Skadden and Citi. A representative of Skadden provided a regulatory update on the FTC’s reviews of the SPR Acquisition and the proposed acquisition by Staples. He reviewed the analysis provided at the time the GPC Merger Agreement was entered into in April 2018 and outlined developments occurring since then, including the review of hundreds of thousands of the Company documents responsive to the FTC’s requirements for document production and the FTC’s general description of the reactions from many customers of the Company and GPC regarding the proposed GPC transaction. He also assessed the likelihood of FTC clearance of the GPC transaction and the Staples proposal based in part on conversations with the FTC, conversations with representatives of GPC and Staples, and review and analysis of the Company’s documents and data. Mr. Phillips provided an update on the marketplace, including ongoing and possible future dealer consolidation and the possible implications of such developments on the anticipated benefits of the GPC transaction. The Company Board discussed the status of the solicitation of proxies in connection with the Company stockholder meeting for the GPC transaction and Staples’ announcement that Staples, owning 11% of the Shares outstanding, intended to solicit proxies in opposition to the proposals that would be voted on at the meeting. The Company Board concluded that management and the advisors should continue engagement with Staples to determine the most favorable terms on which Staples would be prepared to acquire the Company.

On September 5, 2018, in accordance with the Company’s directives, a representative of Citi spoke with a representative of Morgan Stanley about Staples improving the terms of its offer to acquire the Company. Later that day, the Morgan Stanley representative called the Citi representative to suggest that counsel for Staples and the Company seek to resolve the non-price terms of the merger agreement in preparation for discussions about the per Share price of a Staples proposal. Citi updated the Company regarding this conversation.

On September 5, 2018, Skadden provided comments on Staples’ September 4 draft merger agreement to Kirkland. The comments included the insertion of a covenant that Staples take any and all actions necessary to obtain regulatory approval and the deletion of the termination fee relating to failure to obtain regulatory approval.

Also on September 5, 2018, a representative of Skadden spoke with a representative of Kirkland regarding the FTC’s review of the Staples transaction. As noted above, the representative of Skadden had previously spoken to the FTC about these same matters on August 20, 2018.

On an ongoing basis following Staples’ initial proposal on April 17, 2018, the Company kept GPC informed of the status and details with respect to Staples’ proposal and related discussions, and provided to GPC copies of written materials that the Company received from Staples.

On September 7, 2018, GPC sent the Company a letter expressing its concern over a number of matters, including that the Company had not informed GPC that Sycamore Partners had called Mr. Phillips prior to the signing of the GPC Merger Agreement, that the Company had decided to engage in discussions with Staples, that the Company had declined to pursue the contingent value right proposed by GPC, that in GPC’s opinion the confidentiality agreement with Staples did not qualify as an “Acceptable Confidentiality Agreement” under the GPC Merger Agreement and that the Company had not made timely and meaningful outreach to its customers to obtain affidavits and other statements in support of the SPR Acquisition in connection with the regulatory approval process.

On September 7, 2018, a representative of Morgan Stanley called a representative of Citi to indicate that, even though Staples had not learned anything in due diligence to warrant an increase in the offer price, he believed that Staples would be willing to increase its offer price to $12.65 per Share. The representative of Morgan Stanley also indicated that Staples would not agree to a covenant in the merger agreement that would require Staples to take any and all actions necessary to consummate the merger, but would agree to pay the Company a termination fee if regulatory approval were not obtained, as reflected in Staples’ September 4, 2018 draft of the merger agreement. Citi updated the Company regarding this conversation.

In the morning of September 8, 2018, the Company Board met with members of management and representatives of Skadden and Citi. Management and the advisors updated the Company Board on the events that had occurred since the Company Board’s last meeting, including the discussions with Morgan Stanley and the possible increase in the Staples offer price. Skadden reviewed the directors’ fiduciary duties and management and Citi discussed, among other things, certain financial matters, as previously provided to the Company Board and disclosed publicly by the Company, in connection with the SPR Acquisition. A representative of Skadden also reviewed with the Company Board certain information provided by Citi regarding Citi’s material investment banking relationships with Staples and Sycamore Partners during the prior two-year period. He provided an update on the regulatory approval process for the Staples and GPC transactions. The representative of Skadden informed the Company Board that the FTC was in the process of reviewing a large number of documents that had been made available to it and was dedicating substantial time and resources to its review of the GPC transaction. He described the content of many of the Company’s documents and their likely effect on the FTC’s review of the GPC transaction, and assessed the review process, and risks to, and likelihood of, obtaining FTC clearance of the SPR Acquisition. The representative of Skadden also updated the Company Board on Skadden’s recent discussions with Kirkland and the FTC staff with respect to the Staples transaction and assessed the review process, and risks to, and likelihood of, obtaining FTC clearance of the Staples transaction. Following a lengthy discussion of the risks and benefits of a transaction with Staples compared to the SPR Acquisition, including, among other things, the financial and regulatory aspects of each, the Company Board instructed Citi to make a counterproposal on behalf of the Company to Staples of $12.80 per Share, subject to the resolution of the other terms of the Staples proposal in a manner satisfactory to the Company Board.

In the afternoon of September 8, 2018, in accordance with the Company Board’s directives, a representative of Citi conveyed the Company’s counterproposal to a representative of Morgan Stanley. The Company also informed GPC of this development.

On September 8, 2018, GPC sent a letter to the Company stating its belief that an acquisition of the Company by Staples for $12.80 per Share would not be superior to a merger with the SPR Business, and that such an offer from Staples would not constitute a valid basis on which the Company could terminate the GPC Merger Agreement.

In the evening of September 8, 2018, a representative of Morgan Stanley spoke with a representative of Citi. During this call, the representative of Morgan Stanley said that he believed Staples would be willing to agree to $12.80 per Share, subject to resolution of the other terms of the transaction in a manner satisfactory to Staples, and the ability of Staples to be in a position to submit a binding proposal, including a fully negotiated merger agreement, to the Company during the evening of September 9, 2018.

In the morning of September 9, 2018, the Company Board met with members of management and representatives of Skadden and Citi to discuss the status of discussions with Staples. A representative of Citi updated the Company Board as to the most recent discussion with the representative of Morgan Stanley. Representatives of Skadden reviewed the directors’ fiduciary duties and provided an update on the negotiations of the merger agreement and other transaction documents. The Company Board also discussed the recent communications received from GPC.

Also in the morning of September 9, 2018, a representative of Skadden received a call from a representative of DPW. The representative of DPW stated that GPC was considering its legal options with respect to the Company’s discussions with Staples and any actions taken by the Company under the GPC Merger Agreement to pursue a transaction with Staples.

In the afternoon of September 9, 2018, the Company Board met with members of management and representatives of Skadden and Citi to discuss the Staples offer. Representatives of Skadden discussed the directors’ fiduciary duties and provided an update on the negotiations of the merger agreement and other transaction documents. Citi discussed certain preliminary financial analyses regarding Staples’ offer. The Company Board and management discussed certain changes that had occurred in the Company’s business since the transaction with GPC was announced, such as current and possible future dealer consolidation and the impact of these changes on the previously anticipated benefits of the GPC transaction. Citi discussed the proposed financing for the Staples offer based on documentation provided by Staples, consisting of $240 million of available cash, $728 million available under existing credit facilities and a commitment by Wells Fargo to provide an additional $1.175 billion in funds, noting that such financing sources would provide sufficient funds for Staples to finance an acquisition of the Company at a price of $12.80 per Share. A representative of Skadden then discussed the requirements under the GPC Merger Agreement for determining whether the Staples proposal was a “Superior Proposal,” notifying GPC of this determination and terminating the GPC Merger Agreement to accept the offer from Staples. He explained that, under the GPC Merger Agreement, a “Superior Proposal” needed to be both more favorable from a financial point of view to the Company stockholders than the transaction with GPC and reasonably expected to be consummated. A representative of Skadden summarized the proposed Staples merger agreement that had been provided to the directors prior to the meeting, as well as draft resolutions that the Company Board could adopt if it were to determine that a final, binding proposal from Staples constituted a “Superior Proposal” under the GPC Merger Agreement. At this meeting, the directors also discussed the status of negotiations with Staples, the then-current trading price of, and trading volume for, the Company’s common stock and GPC’s concerns about the Company’s ability under the GPC Merger Agreement to determine that Staples’ offer was a “Superior Proposal” and to terminate the GPC Merger Agreement. The consensus of the Company Board was that, based on the information then available and subject to Staples making a binding offer that included a fully negotiated merger agreement executed by Staples, the Staples proposal constituted a “Superior Proposal” in accordance with the provisions of the GPC Merger Agreement.

In the evening of September 9, 2018, the Company Board met again with members of management and representatives of Skadden and Citi to discuss the status of the Staples offer. Representatives of Skadden reported that no significant points remained outstanding on the merger agreement and other transaction documents, that a binding offer from Staples was expected shortly, and that the Company Board was in a position to determine whether the Staples proposal constituted a “Superior Proposal” under the GPC Merger Agreement, subject to Staples’ submitting a binding offer that was consistent with the offer and documentation described to the Company Board. A representative of Skadden reminded the Company Board that, under the GPC Merger Agreement, a “Superior Proposal” was a proposal that was both more favorable from a financial point of view to the Company stockholders than the transaction with GPC and reasonably expected to be consummated. Following discussion, the Company Board then unanimously determined that, subject to Staples’ submitting a binding offer that was consistent with the offer and documentation that had been described to the Company Board, the $12.80 per Share Staples offer constituted a “Superior Proposal” under the GPC Merger Agreement.

Also in the evening of September 9, 2018, Parent and Purchaser, affiliates of Staples, delivered to the Company a binding offer to acquire 100% of the Company’s equity for $12.80 per Share in cash (the “Binding Offer”). The Binding Offer was accompanied by the Merger Agreement, executed by Staples, Parent and Purchaser, and was consistent with the offer described to the Company Board at its meeting earlier that evening. The Binding Offer was also accompanied by a debt commitment letter executed by Staples and Wells Fargo, providing for a $1.1 billion senior secured asset-based loan facility and a $75 million senior secured first-in-last-out term loan facility. The Binding Offer provided that it could be accepted by the Company any time before 5:00 p.m. Eastern time on the fourth business day after the day the Company had notified GPC that the Binding Offer was a “Superior Proposal” under the GPC Merger Agreement.

On September 10, 2018, the Company notified GPC that the Company had determined that the Binding Offer constituted a “Superior Proposal” under the GPC Merger Agreement.

On September 10, 2018, GPC issued a press release stating that GPC did not intend to make any counterproposals during the three day period in which GPC had the right to make a counterproposal under the GPC Merger Agreement and that it expected that the GPC Merger Agreement would be terminated at the end of the three-day period.

Also on September 10, 2018, September 11, 2018 and September 12, 2018, representatives of Pzena Investment Management (“Pzena”), the Company’s largest stockholder, spoke with representatives of the Company regarding the Binding Offer. The representatives of Pzena informed the representatives of the Company that they did not believe that Staples’ Binding Offer represented a “Superior Proposal” under the GPC Merger Agreement and that they believed the Company’s stand-alone value was in excess of the offer price. They also indicated that Pzena would not support the transaction contemplated by the Binding Offer. On September 13, 2018, Pzena issued a press release stating that it did not intend to support the Staples proposal as set forth in the Binding Offer if and when it was presented to the Company’s stockholders.

In the evening of September 13, 2018, the Company Board met with members of management and representatives of Skadden and Citi to consider whether to terminate the GPC Merger Agreement and accept the Binding Offer, subject to the expiration of the three-day period in which GPC had the right to make a counterproposal under the GPC Merger Agreement. Mr. Phillips provided the Company Board with a summary of the events leading up to the meeting, including that the Company Board determined on September 9, 2018 that Staples’ Binding Offer was a “Superior Proposal” under the GPC Merger Agreement, that GPC had announced it would not make any counterproposal under the GPC Merger Agreement and that GPC expected that the GPC Merger Agreement would be terminated at the end of the three-day match period. A representative of Skadden then summarized for the Company directors their fiduciary duties in connection with approving a sale of the Company for cash in the Staples transaction. The Company Board then considered whether the Binding Offer remained a “Superior Proposal” under the GPC Merger Agreement, and whether the failure of the Company Board to change its recommendation to stockholders in favor of the GPC Merger Agreement would be inconsistent with its fiduciary duties. Citi reviewed with the Company Board its financial analysis of the $12.80 per Share cash consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated September 13, 2018, to the Company Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the $12.80 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by the holders of Company Common Stock (other than Staples, Parent, Purchaser, Sycamore Partners and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The Company Board then discussed various matters pertaining to the Binding Offer. Following this discussion, the Company directors present unanimously determined, among other things, that the Binding Offer remained a “Superior Proposal” under the GPC Merger Agreement, that the failure of the Company Board to change its recommendation to stockholders in favor of the GPC Merger Agreement would be inconsistent with its fiduciary duties, that terminating the GPC Merger Agreement and entering into the Merger Agreement were advisable and in the best interests of the Company and its stockholders and that, subject to the expiration of the three-day period in which GPC had the right to make a counterproposal under the GPC Merger Agreement (although chose not to do so), the appropriate officers of the Company were authorized to terminate the GPC Merger Agreement and enter into the Merger Agreement.

On September 14, 2018, the Company delivered notice to GPC terminating the GPC Merger Agreement and delivered its signed signature page to the Merger Agreement to Staples, and the Merger Agreement became effective. Staples paid to GPC the $12 million termination fee due under the GPC Merger Agreement, and the Company and Staples jointly announced that they had entered into the Merger Agreement.

On September 17, 2018, Pzena filed a Schedule 13D with the SEC indicating its belief that the Staples proposal did not constitute a “Superior Proposal” under the GPC Merger Agreement and that Pzena did not intend to support the proposed acquisition by Staples. Later that day, representatives of Pzena had a call with representatives of the Company, including certain directors, during which the representatives of Pzena reiterated their disagreement with the Company’s decision to enter into the Merger Agreement.

Reasons for the Recommendation.

In evaluating the Merger Agreement, the Offer and the Merger, and the other Contemplated Transactions, the Company Board consulted with the Company’s senior management, outside legal counsel and financial advisor and, in reaching its determination to recommend that the holders of Shares accept the Offer and tender their Shares in response to the Offer, the Company Board considered numerous factors, including the following material factors (not in any relative order of importance), each of which the Company Board believes supported its determinations:

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Cash Consideration; Certainty of Value. The Company Board considered the fact that the Offer Price and Merger Consideration will be paid entirely in cash, providing certain, near-term value and immediate liquidity to the Company’s stockholders.

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Best Alternative for Maximizing Stockholder Value. The Company Board believed that the Offer Price and Merger Consideration of $12.80 per Share in cash was more favorable to the Company’s stockholders than the likely value that would result from other potential transactions involving the Company, including the SPR Acquisition, or from the Company remaining independent. This belief was based on, among other things, the Company Board’s assessment of:

•	the Company’s historical operating and financial performance, including that the Company had experienced declining net sales and profitability;

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the Company’s future prospects, including risks related to continued secular decline in the Company’s industry, the impact of acquisitions of the Company’s customers by national retailers, including Staples, and the Company’s dependence on several large customers, including Staples, as well as the various additional risks and uncertainties that are described in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, each as filed with the SEC;

•

the possible alternatives to a sale of the Company, including continuing to pursue the SPR Acquisition or remaining an independent public company, as well as the potential benefits, risks and uncertainties associated with such alternatives and the Company Board’s assessment that no such alternatives (including the SPR Acquisition) were reasonably likely to create greater value to the Company’s stockholders, taking into account risks of execution (including in the case of the SPR Acquisition, the extended regulatory review process and regulatory risks related to that transaction and uncertainties in realizing potential synergies from the transaction given market changes), as well as business, competitive, industry and market risks. In determining that the Staples offer was a “Superior Proposal” under the GPC Merger Agreement to the SPR Acquisition, the Company Board determined, after taking into account all legal, financial, regulatory and other aspects of the offer, including the availability of financing, that the Staples offer was (1) more favorable, from a financial point of view, to the stockholders of the Company than the SPR Acquisition and (2) reasonably expected to be consummated;

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the Company Board’s belief that the Company’s negotiations had resulted in the highest price per Share that Staples was willing to pay and the highest price per Share realistically and reasonably available to the Company and its stockholders; and

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the fact that Staples’ initial proposal to purchase the Company had been public for a considerable period and that during such period no proposals to acquire the Company were made by parties other than Staples.

•	Valuation. The Company Board considered historical market prices, volatility and trading information with respect to the Shares, including that the Offer Price of $12.80 per Share in cash represented:

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a premium to the Company’s stockholders of approximately 38% relative to the closing price of the Shares on April 16, 2018, the last full trading day prior to the Company’s receipt of the initial unsolicited takeover proposal from Staples on April 17, 2018;

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a premium to the Company’s stockholders of approximately 61% relative to the closing price of the Shares on April 27, 2018, the last full trading day prior to the Company’s receipt of the revised unsolicited takeover proposal from Staples on April 29, 2018;

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a premium to the Company’s stockholders of approximately 51% relative to the closing price of the Shares on April 11, 2018, the last full trading day prior to the execution of the GPC Merger Agreement; and

•	a multiple of 10.3 times the Company’s last 12 months (as of June 30, 2018) adjusted EBITDA.

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Loss of Opportunity. The Company Board considered the possibility that, if it declined to adopt the Merger Agreement, there might not be another opportunity for the Company’s stockholders to benefit from a comparably priced sale transaction involving the Company and that the market price for the Shares could fall, including possibly materially, below the Offer Price.

•

Opinion of Citi. The Company Board considered the opinion of Citi, dated September 13, 2018, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $12.80 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by the holders of Company Common Stock (other than Staples, Parent, Purchaser, Sycamore Partners and their respective affiliates) pursuant to the Merger Agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described below in Item 4 under “Opinion of Citigroup Global Markets Inc.”

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Payment of GPC Termination Fee. The Company Board considered the fact that Staples agreed to pay the $12 million termination fee payable to GPC under the GPC Merger Agreement concurrently with the Company’s execution of the Merger Agreement and that the Company would only be required to reimburse Staples for this termination fee in the limited circumstances in which the Merger Agreement was terminated and the Company was also required to pay Parent a termination fee.

•

Speed and Likelihood of Consummation. The Company Board considered that the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame. The Company Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•	the limited and customary nature of the conditions to the completion of the Offer and the consummation of the Merger;

•

the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on the Minimum Condition, which cannot be changed, modified or waived without the prior written consent of the Company;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

•	the fact that the regulatory approvals required pursuant to the HSR Act are anticipated to be received in a reasonable period;

•	the financial condition of Staples, and the Company Board’s belief that Staples is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner;

•	the Company’s ability to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement;

•

the fact that Parent and Purchaser had obtained committed debt financing for the transaction, the limited number and nature of the conditions to the debt financing, the reputation of the financing sources and the obligation of Parent to use, and to cause its affiliates to use, their reasonable best efforts to obtain the debt financing; and

•

the fact that the Merger Agreement provides that, in the event of a failure of the Offer or the Merger to be consummated under certain circumstances related to the failure to obtain the required antitrust clearances, Parent will pay to the Company a cash termination fee of $20 million.

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Other Terms of the Merger Agreement. The Company Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the heading “The Tender Offer— Section 11: The Merger Agreement.” Certain provisions of the Merger Agreement that the Company Board considered important included (not in any relative order of importance) that:

•

the Company, subject to the terms and conditions of the Merger Agreement, may enter into negotiations or discussions concerning, or provide confidential information to persons making, certain unsolicited proposals if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and a financial advisor of nationally recognized reputation) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement);

•

at any time prior to acceptance of the Offer, the Company Board, subject to the terms and conditions of the Merger Agreement, may change its recommendation or terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Proposal (as defined in the Merger Agreement) if the Company Board determines in good faith that the failure to do so would be inconsistent with its fiduciary obligations to the stockholders of the Company. Termination of the Merger Agreement or entering into an alternative acquisition agreement with respect to a Superior Proposal (as defined in the Merger Agreement) is subject to the Company’s payment to Parent of a termination fee of $12 million, which the Company Board believes is reasonable in light of the circumstances and not likely to deter any potential bidder from making a competing acquisition proposal;

•

the Company Board, subject to the terms and conditions of the Merger Agreement, may change its recommendation regarding the Offer for a reason unrelated to an acquisition proposal in the context of an Intervening Event (as defined in the Merger Agreement) if the Company Board determines in good faith that the failure to make such a change in the Company Board’s recommendation would be inconsistent with its fiduciary duties;

•

the end date of March 8, 2019, on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the period during which the Company would be required to operate subject to the restrictions on interim operations set forth in the

Merger Agreement, and Parent and the Company can terminate the Merger Agreement earlier if the Offer shall have expired or been terminated and the Acceptance Time shall not have occurred solely as a result of the Minimum Condition not being satisfied (subject to certain exceptions); and

•

statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in Item 8 under the heading “Appraisal Rights.”

•

Negotiation Process. The Company Board considered the fact that the terms of the Merger Agreement were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Company Board and with the assistance of legal and financial advisors.

The Company Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The Company Board considered that the Company’s stockholders will not participate in the Company’s potential future earnings and growth or benefit from any potential future increase in its value following the Offer and the Merger that may have been realized if the Company remained independent or had completed the SPR Acquisition.

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Discount to Market. The Company Board considered historical market prices, trading volume, volatility and trading information with respect to the Shares, including that the Offer Price of $12.80 per Share in cash represented a discount of approximately 10% relative to the closing price of the Shares on September 7, 2018, the last full trading day prior to the Company’s public disclosure on September 10, 2018 that the Company Board determined that the Staples offer constituted a “Superior Proposal” under the GPC Merger Agreement and that the Company intended to terminate the GPC Merger Agreement.

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Impact of Announcement on the Company. The Company Board considered the effect of a public announcement of the transactions on the Company’s operations, customers, suppliers, and employees and its ability to attract and retain key management and personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of the Company as a result of that disruption.

•

Adverse Effect of Unconsummated Transaction. The Company Board considered the risk that the Offer and the Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on (i) the market price of the Shares and (ii) the Company’s business and operating results, particularly in light of the potential impact of the announcement of the transactions on the Company’s operations, customers, suppliers and employees, and the costs incurred in connection with the transaction.

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Regulatory Approval. The Company Board considered the risks associated with obtaining antitrust consents and approvals, and the fact that the obligation of Purchaser to accept for payment and to pay for Shares tendered pursuant to the Offer is subject to a condition that there be no order by any governmental entity or other legal or regulatory restraint or prohibition preventing the consummation of the Offer.

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Risk that the Minimum Condition Might Not Be Satisfied. The Company Board considered the possibility that the Company’s stockholders will tender a number of Shares insufficient to meet the Minimum Condition, and the fact that Purchaser’s obligation to extend the Offer if the Minimum Condition is not satisfied as of the expiration date of the Offer (and all other conditions to the Offer are satisfied or waived) is limited to an aggregate extension of 20 business days.

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Terms of the Merger Agreement. The Company Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the heading “The Tender Offer— Section 11: The Merger Agreement.” Certain provisions of the Merger Agreement that the Company Board considered important included (not in any relative order of importance):

•	the restrictions on the Company’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions;

•

that, under the terms of the Merger Agreement, the Company would be required to conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company would not be able to undertake various actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these provisions might limit the Company’s ability to pursue business opportunities that it might otherwise pursue;

•

the termination fee that could become payable by the Company to Parent pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement by the Company to accept a Superior Proposal (as defined in the Merger Agreement); and

•

that the Company would be required, in circumstances in which the Company would owe a termination fee to Parent, to also reimburse the termination fee that Parent agreed to pay to GPC on the Company’s behalf if the Company entered into the Merger Agreement.

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Tax Treatment. The Company Board considered that the cash payment of the Offer Price and the Merger Consideration to holders of Shares in the Offer or the Merger, as applicable, generally will be taxable to such holders for U.S. federal income tax purposes.

•	Litigation Risk. The Company Board considered the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•

Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial or other interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in Item 3 under the heading “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Company Board based its recommendation on the totality of the information presented.

In considering the recommendation of the Company Board that the holders of Shares accept the Offer and tender their Shares in response to the Offer, you should be aware that the Company’s directors and executive officers may have interests in the Offer and the Merger that are different from, or in addition to, yours. The Company Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, the Offer and the Merger, and in recommending that the holders of Shares accept the Offer and tender their Shares in response to the Offer. For more information, see Item 3 under the heading “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections.

The Company does not as a matter of course make public any long-term financial projections as to future performance, earnings or other results beyond the current fiscal year given the inherent unpredictability of the underlying assumptions and estimates for extended periods. However, in connection with its evaluation of the SPR Acquisition, the Company’s management prepared certain non-public, internal financial projections regarding the Company’s anticipated future operations as a standalone business, based on assumptions that the Company’s management believed to be reasonable at the time, for the calendar years ending December 31, 2017 through 2020. The Company’s actual results for the calendar year ended December 31, 2017 and the internal financial projections prepared by the Company’s management for the calendar years ending December 31, 2018 through 2020 are referred to in this Schedule 14D-9 as the “Management Projections.” The Management Projections were provided to the Company Board and also were provided to the Company’s financial advisor, which was directed to use and rely on the Management Projections for purposes of its financial analyses and opinion. A summary of the Management Projections has been provided below. The Summary of Management Projections presented below (other than certain footnotes) was included in the Company’s registration statement filed with the SEC in connection with the SPR Acquisition and was made available to Staples as part of its due diligence review of the Company.

The Management Projections were prepared neither with a view to public disclosure nor with a view to compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or United States generally accepted accounting principles. The summary of the Management Projections is not included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Management Projections may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances, including the announcement of the Offer and the Merger, after the time they were prepared and presented to the Company Board.

Non-GAAP financial measures are included in the summary of the Management Projections. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination like the Offer and the Merger if the disclosure is included in a document like this Schedule 14D-9. Accordingly, the Company has not provided a reconciliation of the non-GAAP financial measures included in the summary of the Management Projections.

The Management Projections were prepared by, and are the responsibility of, the Company’s management. Neither Ernst & Young LLP, the Company’s independent registered public accounting firm, nor any other independent registered public accounting firm has examined, compiled or performed any procedures with respect to the Management Projections for the calendar years ending December 31, 2018 through 2020 or the prospective financial information contained therein, and neither Ernst & Young LLP nor any other independent registered public accounting firm has expressed any opinion or given any form of assurance with respect to the reasonableness, achievability or accuracy of the Management Projections or otherwise with respect to the Management Projections or such information.

The Management Projections were prepared by senior management of the Company based on numerous estimates and assumptions. The 2018 amounts resulted from the Company’s annual budgeting process and reflect detailed sales and margin trends at the channel and category level as well as a zero-based budgeting approach to expenses. The 2019 and 2020 amounts resulted from the Company’s long-range planning process and more general market-level forecasts overlaid with specific initiative contributions. Key assumptions include sales growth of 0.4% and 0.9% in 2019 and 2020, respectively, and EBIT margins of 1.6% and 2.0% in 2019 and 2020, respectively.

The estimates and assumptions underlying the Management Projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in Item 8 under “Forward-Looking Statements” and the risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its subsequent quarterly reports on Form 10-Q, all of which are difficult to predict and many of which are beyond the control of the Company. Such estimates and assumptions are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Management Projections were prepared. In addition, the Management Projections do not take into account any circumstances, transactions or events occurring after the date on which the Management Projections were prepared. Given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. There can be no assurance that the estimates, assumptions or projected results underlying the Management Projections will be realized, and actual results will likely differ, and may differ materially, from those reflected in the Management Projections, whether or not the Offer and the Merger are completed. As a result, the Management Projections should not be considered necessarily predictive of actual future operating results and should not be relied on as such.

The following is a summary of the Management Projections:

Summary of Management Projections (in millions)

	2017A	2018P	2019P	2020P
Net Sales	$5,037	$4,794	$4,815	$4,861
Gross Profit	$706	$695	$716	$732
Adjusted EBITDA (1)(2)	$121	$112	$127	$145
Adjusted EBIT (1)(3)	$70	$60	$78	$95
Unlevered Free Cash Flow (4)		$73	$48	$64

(1)

The 2017 figures are before a $3 million pension expense reclassification from operating expenses to interest and other expense as a result of the adoption of the new pension accounting pronouncement (ASU 2017-07).

(2)	Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization and equity compensation expense and excluding one-time, non-recurring and non-cash items.
(3)	Adjusted EBIT means Adjusted EBITDA, minus depreciation and amortization and equity compensation expense.

	2018P	2019P	2020P
Depreciation & Amortization	($45)	($42)	($42)
Equity Compensation Expense	($7)	($7)	($7)

(4)

Unlevered Free Cash Flow means Adjusted EBIT, minus one-time cash restructuring costs, minus cash taxes, plus depreciation and amortization, minus changes in net working capital, minus capital expenditures.

	2018P	2019P	2020P
One-Time Cash Restructuring Costs	($21)	($13)	($3)
Cash Taxes	($12)	($19)	($26)
Depreciation & Amortization	$45	$42	$42
Changes in Net Working Capital	$38	($3)	($7)
Capital Expenditures	($37)	($37)	($37)

A = Actual.

P = Projected.

The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Staples, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and they should not be relied upon as such. The inclusion of the Management Projections herein should not be deemed an admission that the forecasts therein are viewed as material information of the Company, and in fact the Company views the Management Projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of the Company, Staples, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Management Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Management Projections are thereafter shown not to have been appropriate. None of the Company, or, to the knowledge of the Company, Staples, Parent or Purchaser intends to make publicly available any update or other revisions to the Management Projections. Additionally, none of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in any of the Management Projections or that projected results will be achieved.

Opinion of Citigroup Global Markets Inc.

The Company has engaged Citi as its financial advisor in connection with the Offer and the Merger. In connection with Citi’s engagement, the Company requested that Citi evaluate the fairness, from a financial point of view, of the $12.80 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by the holders of Company Common Stock (other than Staples, Parent, Purchaser, Sycamore Partners and their respective affiliates) pursuant to the Merger Agreement. On September 13, 2018, at a meeting of the Company Board held to evaluate the Offer and the Merger, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated September 13, 2018, to the Company Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the $12.80 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by the holders of Company Common Stock (other than Staples, Parent, Purchaser, Sycamore Partners and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated September 13, 2018, to the Company Board, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Company Board (in its capacity as such) in connection with its evaluation of the per Share cash consideration from a financial point of view and did not address any other terms, aspects or implications of the Offer or the Merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of the Company to effect or enter into the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction which the Company might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any securityholder as whether such securityholder should tender Shares in the Offer or how such securityholder should act on any matters relating to the proposed Offer, the Merger or otherwise.

In arriving at its opinion, Citi:

•	reviewed an execution version, provided to Citi on September 13, 2018, of the Merger Agreement;

•	held discussions with certain senior officers, directors and other representatives of the Company concerning the businesses, operations and prospects of the Company;

•

reviewed certain publicly available and other business and financial information relating to the Company provided to or discussed with Citi by the management of the Company, including certain financial forecasts and other information and data relating to the Company (including as to tax matters) provided to or discussed with Citi by the management of the Company;

•

reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices of Company Common Stock, the financial condition and certain historical and projected financial and operating data of the Company, and the capitalization of the Company;

•

analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations Citi considered relevant in evaluating those of the Company;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management and other representatives of the Company that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data relating to the Company that Citi was directed to utilize in its analyses, including, without limitation, as to tax matters, Citi was advised by the management of the Company and Citi assumed, with the Company’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to, and were a reasonable basis upon which to evaluate, the future financial performance of the Company, such tax matters and the other matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data were based) provided to or otherwise reviewed by or discussed with Citi. Citi relied, at the Company’s direction, upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of certain market, competitive, cyclical and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the wholesale office products distribution industry, (ii) the potential impact on the Company of its cost reduction activities, including the nature of such activities and the timing and amounts involved, and (iii) existing and future contracts, relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers, suppliers and other commercial relationships of the Company. Citi assumed, with the Company’s consent, that there would be no developments with respect to any such matters that would be meaningful in any respect to Citi’s analyses or opinion.

Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity and Citi did not make any physical inspection of the properties or assets of the Company or any other entity. Citi did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to any pending or potential litigation, claims or governmental, regulatory or other proceedings or investigations. Citi assumed, with the Company’s consent, that the Offer and the Merger would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Offer and the Merger, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, would be imposed or occur that would have an adverse effect on the Company, the Offer or the Merger or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi did not express any view or opinion as to the prices at which Company Common Stock or any other securities would trade or otherwise be transferable at any time, including following the announcement or consummation of the Offer or the Merger. Representatives of the Company advised Citi, and Citi also assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the execution version reviewed by Citi. Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, tax consequences resulting from the Offer or the Merger or otherwise or changes in, or the impact of, tax or other laws, regulations and governmental and legislative policies on the Company, the Offer or the Merger, and Citi relied, with the Company’s consent, upon the assessments of representatives of the Company as to such matters. In connection with Citi’s engagement, Citi was not requested to, and Citi did not, undertake a third-party solicitation process on behalf of the Company; however, at the Company’s direction, Citi held preliminary discussions in 2017 with a third party that had expressed potential interest in a possible acquisition of the Company.

Citi’s opinion addressed only the fairness, from a financial point of view and as of the opinion’s date, of the per Share cash consideration (to the extent expressly specified in such opinion), without regard to individual circumstances of holders of Company Common Stock that may distinguish such holders or the securities of the Company held by such holders. Citi’s opinion did not address any other terms, aspects or implications of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger, any rights agreement amendment or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer, the Merger or otherwise. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Offer or the Merger, or any class of such persons, relative to the per Share cash consideration or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect Citi’s opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the Company Board was aware, the credit, financial and stock markets, and the industry in which the Company operates, have experienced and continue to experience volatility and Citi expressed no view or opinion as to any potential effects of such volatility on the Company, its business, the Offer or the Merger. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company and Staples. No company, business or transaction reviewed is identical or directly comparable to the Company, the Offer or the Merger and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, businesses or transactions reviewed or the results of any particular analysis.

The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger were determined through negotiations between the Company and Staples and the decision to enter into the Merger Agreement was solely that of the Company Board. Citi’s opinion was only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or the management of the Company with respect to the Offer, the Merger or the per Share cash consideration.

Financial Analyses.

The summary of the financial analyses described below under this heading “Financial Analyses” is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Citi’s opinion, dated September 13, 2018, to the Company Board. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. For purposes of the financial analyses described below, the term (a) “adjusted EBITDA” generally means earnings before interest, taxes, depreciation and amortization (referred to as “EBITDA”) and stock-based compensation expense, including operating lease expense, as applicable, and excluding one-time, non-recurring and non-cash items and, in the case of the Company, presented by the Company’s management for accounting purposes on a last-in, first-out basis. Financial data utilized for the Company in the financial analyses described below, to the extent based on internal financial forecasts and estimates of management, were based on certain financial forecasts and other information and data relating to the Company provided to or discussed with Citi by the management of the Company, referred to as the “Company forecasts.” Approximate implied equity value per share reference ranges reflected in the summaries of the financial analyses described below were rounded to the nearest $0.05.

Selected Public Companies Analysis.

Citi reviewed certain financial and stock market information relating to the Company and the following four selected companies that Citi considered generally relevant as publicly traded companies with operations in the business products market, collectively referred to as the “selected companies”:

•	ACCO Brands Corporation

•	Office Depot, Inc.

•	Steelcase Inc.

•	Veritiv Corporation

Citi reviewed, among other information, enterprise values (calculated as fully diluted equity values based on closing stock prices on September 12, 2018, plus total debt (including operating lease expense, as applicable), preferred stock and non-controlling interests (as applicable) and less cash and cash equivalents and investments in unconsolidated affiliates (as applicable)) as a multiple of the selected companies’ last 12 months adjusted EBITDA and calendar year 2018 and calendar year 2019 estimated adjusted EBITDA. Financial data of the selected companies were based on public filings, publicly available Wall Street research analysts’ estimates and other publicly available information and calendarized when necessary. Financial data of the Company was based on public filings and the Company forecasts.

The overall low to high last 12 months adjusted EBITDA, calendar year 2018 estimated adjusted EBITDA and calendar year 2019 estimated adjusted EBITDA multiples observed for the selected companies were 5.0x to 9.6x (with a mean of 7.5x and a median of 7.9x, including the Company), 5.1x to 9.4x (with a mean of 7.3x and a median of 7.2x, including the Company) and 5.1x to 8.9x (with a mean of 6.8x and a median of 6.5x, including the Company), respectively. Citi noted that the last 12 months adjusted EBITDA (as of June 30, 2018 per the Company’s public filings), calendar year 2018 estimated adjusted EBITDA and calendar year 2019 estimated adjusted EBITDA multiples observed for the Company based on the closing price of Company Common Stock on April 11, 2018 (the last trading day prior to the announcement of the SPR Acquisition) were 8.3x, 7.2x and 6.3x, respectively.

Citi then applied selected ranges of last 12 months adjusted EBITDA, calendar year 2018 estimated adjusted EBITDA and calendar year 2019 estimated adjusted EBITDA multiples of 7.4x to 8.4x, 6.7x to 7.7x and 6.0x to 7.0x, respectively, derived from the selected companies to the Company’s last 12 months adjusted EBITDA (as of June 30, 2018) based on the Company’s public filings and calendar year 2018 and calendar year 2019 estimated adjusted EBITDA based on the Company forecasts. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based on:			Per Share Cash Consideration
Last 12 Months Adj. EBITDA	CY2018E Adj. EBITDA	CY2019E Adj. EBITDA
$5.65 - $8.15	$6.50 - $9.35	$6.85 - $10.15	$12.80

Selected Precedent Transactions Analysis.

Using publicly available information, Citi reviewed financial data relating to the following seven selected transactions that Citi considered generally relevant as transactions involving target companies with operations in the business products market, collectively referred to as the “selected transactions”:

Announced	Acquiror	Target
June 2017	Sycamore Partners	Staples
October 2016	ACCO Brands Corporation	Esselte Group Holdings AB
July 2014	Better Capital LLP	OfficeTeam Group Ltd.
February 2013	Office Depot, Inc.	OfficeMax Incorporated
January 2013	CCL Industries Inc.	Avery Dennison Corporation (Office & Consumer Products and Designed & Engineered Solutions businesses)
November 2011	ACCO Brands Corporation	MeadWestvaco Corporation (Consumer & Office Products business)
July 2011	Unipapel S.A.	Spicers Ltd.

Citi reviewed transaction values, calculated as the purchase prices paid in the selected transactions, plus total debt (other than non-recourse debt, as applicable), preferred stock and non-controlling interests (as applicable) and less cash and cash equivalents and investments in unconsolidated affiliates (as applicable), as a multiple of the target companies’ last 12 months EBITDA (before stock-based compensation, as applicable) as of the announcement dates of the relevant transactions. Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of the Company was based on the Company’s public filings.

The overall low to high last 12 months EBITDA multiples observed for the selected transactions were 4.6x to 6.2x (with a mean of 5.2x and a median of 5.4x). Citi then applied a selected range of last 12 months EBITDA multiples of 4.9x to 5.9x derived from the selected transactions to the last 12 months adjusted EBITDA (as of June 30, 2018) of the Company. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$(0.50) - $2.05	$12.80

Discounted Cash Flow Analysis.

Citi performed a discounted cash flow analysis of the Company in which Citi calculated the estimated present value (as of June 30, 2018) of the standalone unlevered free cash flows that the Company was forecasted to generate during the second half of the calendar year ending December 31, 2018 through the full calendar year ending December 31, 2020 based on the Company forecasts. For purposes of this analysis, stock-based compensation was treated as a cash expense and tax benefits or decreases associated with accelerated tax depreciation during the calendar years ending December 31, 2018 through December 31, 2027 and taxes on undistributed non-U.S. earnings and profit were taken into account. Citi calculated terminal values for the Company by applying to the standalone unlevered free cash flows of the Company for the calendar year ending December 31, 2020 (assuming normalized depreciation equal to capital expenditures in the terminal year) a selected range of perpetuity growth rates of 0.0% to 1.5%. The present values (as of June 30, 2018) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 10.4%. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$4.65 - $7.70	$12.80

Miscellaneous.

The Company has agreed to pay Citi for its services in connection with the proposed Offer and Merger an aggregate fee of $17 million, of which a portion was previously paid and $15 million is payable contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Citi for Citi’s expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement.

As the Company Board was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to the Company and its affiliates unrelated to the proposed Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as financial advisor to the Company in connection with the Company’s proposed transaction involving the SPR Business of GPC announced in April 2018 and certain strategic advisory matters, for which financial advisory services Citi and its affiliates received during such two-year period aggregate fees of approximately $2.5 million. As the Company Board also was aware, Citi and its affiliates in the past have provided and in the future may provide investment banking, commercial banking and other similar financial services to Staples and its affiliates, for which services Citi and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as (i) joint bookrunning manager for certain debt offerings of Staples and (ii) as joint lead arranger for, and/or as a lender under, certain credit facilities of Staples and/or certain of its affiliates. As the Company Board further was aware, Citi and its affiliates in the past have provided and in the future may provide investment banking, commercial banking and other similar financial services to Sycamore Partners and/or its affiliates and portfolio companies, for which services Citi and its affiliates have received and would expect to receive compensation, including, during the two-year period prior to the date of Citi’s opinion, having acted or acting as joint bookrunning manager for certain debt offerings and as joint lead arranger for, and as a lender under, a credit facility of Sycamore Partners in connection with Sycamore Partners’ acquisition of Staples. For the services described above for Staples and Sycamore Partners, Citi and its affiliates received during the two-year period prior to the date of Citi’s opinion aggregate fees of approximately $5 million. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of the Company and its affiliates and the securities of Staples, Sycamore Partners and their respective affiliates and/or portfolio companies for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Staples, Sycamore Partners and their respective affiliates and/or portfolio companies.

The Company selected Citi as its financial advisor in connection with the Offer and the Merger based on Citi’s reputation, experience and familiarity with the Company and its business. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Innisfree M&A Incorporated to assist with communications with the Company’s stockholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay Innisfree M&A Incorporated reasonable and customary fees for its services, reimburse it for reasonable expenses, and provide customary indemnities in connection with the engagement.

Neither the Company nor any person acting on its behalf has otherwise employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Information pertaining to Citi, which was engaged as the Company’s financial advisor and not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise, is set forth in Item 4 under “Opinion of Citigroup Global Markets Inc.” and is hereby incorporated by reference in this Item 5.

Item 6.	Interest in Securities of the Subject Company.

To the Company’s knowledge after reasonable inquiry, no transactions in Company Common Stock have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except as set forth below.

Name	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Richard D. Phillips	9/1/2018	90,090	$14.43	Grant of Company RSUs
Richard D. Phillips	9/1/2018	4,504	$14.43	Shares withheld for taxes in connection with vesting of Company RSUs
Janet H. Zelenka	9/1/2018	32,482	$14.43	Grant of Company RSUs
Janet H. Zelenka	9/1/2018	4,153	$14.43	Shares withheld for taxes in connection with vesting of Company RSUs
Keith J. Dougherty	9/1/2018	22,219	$14.43	Grant of Company RSUs
Keith J. Dougherty	9/1/2018	2,774	$14.43	Shares withheld for taxes in connection with vesting of Company RSUs
Harry A. Dochelli	9/1/2018	22,218	$14.43	Grant of Company RSUs
Harry A. Dochelli	9/1/2018	2,774	$14.43	Shares withheld for taxes in connection with vesting of Company RSUs
Carole W. Tomko	9/1/2018	19,143	$14.43	Grant of Company RSUs
Carole W. Tomko	9/1/2018	2,390	$14.43	Shares withheld for taxes in connection with vesting of Company RSUs
Christopher Kempa	9/1/2018	13,860	$14.43	Grant of Company RSUs
Christopher Kempa	9/1/2018	3,449	$14.43	Shares withheld for taxes in connection with vesting of Company RSUs
Brendan McKeough	9/1/2018	14,726	$14.43	Grant of Company RSUs
Brendan McKeough	9/1/2018	2,385	$14.43	Shares withheld for taxes in connection with vesting of Company RSUs
Elizabeth Meloy	9/1/2018	12,127	$14.43	Grant of Company RSUs
Elizabeth Meloy	9/1/2018	1,661	$14.43	Shares withheld for taxes in connection with vesting of Company RSUs
Christine S. Ieuter	9/1/2018	5,301	$14.43	Grant of Company RSUs
Christine S. Ieuter	9/1/2018	661	$14.43	Shares withheld for taxes in connection with vesting of Company RSUs
Charles K. Crovitz	9/1/2018	13,167	$14.43	Grant of Restricted Stock
Dennis J. Martin	9/1/2018	8,316	$14.43	Grant of Restricted Stock
Susan Riley	9/1/2018	8,316	$14.43	Grant of Company RSUs
Alexander M. Schmelkin	9/1/2018	8,316	$14.43	Grant of Company RSUs
Stuart A. Taylor, II	9/1/2018	8,316	$14.43	Grant of Company RSUs
Paul S. Williams	9/1/2018	8,316	$14.43	Grant of Company RSUs
Alex D. Zoghlin	9/1/2018	8,316	$14.43	Grant of Restricted Stock

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 or in the documents incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or in the documents incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

The information set forth in Item 3 under “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

Golden Parachute Compensation.

This following table sets forth the information required by Item 402(t) of Regulation S-K regarding the “golden parachute compensation” that may be or become payable to each of the Company’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on or otherwise relates to the Contemplated Transactions.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the Merger Effective Time occurred on September 16, 2018, and that each named executive officer experienced a qualifying termination on such date immediately following the Merger. The amounts shown in the table below are based on the Offer Price. The actual amounts, if any, to be received by a named executive officer of the Company may differ from the amounts set forth below.

Quantification of Payments and Benefits to

the Company’s Named Executive Officers

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Total
Richard D. Phillips	$8,467,284	$7,553,856	$85,202	$16,106,342
Janet H. Zelenka	$2,820,482	$2,282,624	$48,153	$5,151,259
Keith J. Dougherty	$3,129,041	$1,486,976	$51,418	$4,667,435
Harry A. Dochelli	$3,929,041	$1,462,758	$52,313	$5,444,112
Carole W. Tomko	$2,282,691	$1,300,992	$51,418	$3,635,101

(1)

Cash. Includes, as set forth in the table below in this footnote (1), the cash severance payable to the named executive officers under the Executive Severance Plan or, solely with respect to Mr. Phillips, under his employment agreement, in each case, as described in Item 3 under “Interests of Certain Persons;

Agreements and Arrangements with Current Executive Officers and Directors of the Company.” These amounts are “double trigger” payments (that is, they are generally payable upon a qualifying termination of employment following a change of control). Under the terms of Mr. Phillips’ employment agreement, Mr. Phillips is subject to non-competition and customer and employee non-solicitation restrictions for 24 months following termination of his employment. Additionally, the terms of the Executive Severance Plan require executive officers to execute a restrictive covenants agreement. The values in this column also include amounts payable based on accelerated vesting of cash-based awards held by the named executive officers as of September 16, 2018, in each case, as described in Item 3 under “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.” Under the terms of the Merger Agreement, the cash awards vest on a single-trigger basis (that is, they are payable upon the occurrence of a change of control).

Name	Value of Cash Severance	Value of Cash- Based Awards
Richard D. Phillips	$6,453,534	$2,013,750
Janet H. Zelenka	$2,000,482	$820,000
Keith J. Dougherty	$1,915,291	$1,213,750
Harry A. Dochelli	$1,915,291	$2,013,750
Carole W. Tomko	$1,598,524	$684,167

(2)

Equity. Represents the value, as set forth in the table below in this footnote (2), of the accelerated vesting of the Company PSUs, performance units, Company RSUs and restricted stock held by the named executive officers as of the Merger Effective Time (assuming the Merger Effective Time occurred on September 16, 2018). As described in Item 3 under “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company,” the accelerated vesting of such awards is subject to “single-trigger” vesting (that is, they are payable upon the occurrence of a change of control), based on the assumptions described above.

Name	Value of Company PSU Payments	Value of Performance Unit Payments	Value of Restricted Stock Payments	Value of Company RSU Payments
Richard D. Phillips	$2,493,376	$2,000,000	$1,907,328	$1,153,152
Janet H. Zelenka	$1,128,218	$—	$738,637	$415,770
Keith J. Dougherty	$727,181	$—	$475,392	$284,403
Harry A. Dochelli	$894,502	$—	$283,866	$284,390
Carole W. Tomko	$809,421	$—	$246,541	$245,030

(3)

Perquisites/Benefits. Represents amounts payable under the Executive Severance Plan for medical benefits continuation and outplacement benefits, as described in Item 3 under “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company,” for each of the named executive officers other than Mr. Phillips. For Mr. Phillips, represents the value of amounts payable or benefits provided under the terms of his employment agreement, described in Item 3 under “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company,” for medical and dental benefits continuation, life and disability insurance premiums and career transition assistance services. Each of these amounts is a “double trigger” payment in that it is payable upon a qualifying termination of the named executive officer’s employment following a change of control.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger, the Merger Agreement and the Contemplated Transactions in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before the Merger is effected.

Section 251(h) of the DGCL generally provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror, together with its affiliates, holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders of the target corporation receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Staples, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation that has a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders for a period of three years following the time such stockholder became an interested stockholder, unless:

•

the transaction which resulted in the stockholder becoming an interested stockholder or the business combination was approved by the board of directors of the corporation before the time the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

None of Parent, Purchaser or Staples is or at any time in the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the Contemplated Transactions, as described in Item 4 under “Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation” and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Contemplated Transactions.

Rights Agreement.

Under the Rights Agreement, dated as of May 17, 2018 (as amended, the “Rights Agreement”), between the Company and Equiniti Trust Company, as rights agent (the “Rights Agent”), each Share has associated with it a preferred stock purchase right (a “Right”) issued pursuant to the Rights Agreement. Each Right issued pursuant to the Rights Agreement entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $33.00 per Unit, subject to adjustment. The description and complete terms of the Rights are set forth in the Rights Agreement, which is incorporated herein by reference.

On September 14, 2018, in connection with the Merger Agreement, the Company and the Rights Agent entered into Amendment No. 2 to the Rights Agreement (“Amendment No. 2”). Amendment No. 2 renders the

Rights Agreement inapplicable to the Merger Agreement by providing that a Distribution Date, a Stock Acquisition Date and a Triggering Event (each as defined in the Rights Agreement) will be deemed not to have occurred, that no person or entity will become an Acquiring Person (as defined in the Rights Agreement), and that no Rights will become exercisable, in any such case by reason of the (1) approval, execution, delivery, pendency, performance, public announcement or public disclosure of the Merger Agreement or (2) commencement or, prior to termination of the Merger Agreement, consummation of any of the Contemplated Transactions. Amendment No. 2 further provides that all Rights will automatically expire immediately prior to the payment for all Shares validly tendered pursuant to the Offer.

The foregoing description of the Rights, the Rights Agreement and Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement and all amendments thereto, which are filed as Exhibits (e)(47) through (e)(49) hereto and incorporated herein by reference.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not validly tender their Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Merger Consideration. Any Company stockholder contemplating the exercise of its appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Company stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT COMPANY STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “COMPANY STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE MERGER EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Merger Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Merger Effective Time, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262 of the DGCL. THE COMPANY BOARD HAS FIXED SEPTEMBER 20, 2018 AS THE RECORD DATE

FOR PURPOSES OF DETERMINING THE COMPANY STOCKHOLDERS ENTITLED TO NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Company stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Company stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to the Company at One Parkway North Blvd., Suite 100, Deerfield, Illinois 60015, Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the terms and conditions of the Offer to Purchase and the Letter of Transmittal, as applicable.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein and in accordance with Section 262 of the DGCL.

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 of the DGCL will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the Share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the relevant Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any Company stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262 of the DGCL. Notwithstanding the foregoing, at any time within 60 days after the Merger Effective Time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within 10 days after a written request therefor has been received by the Surviving Corporation or (b) within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Delaware Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning stockholders in accordance with Section 262 of the DGCL. As required by Section 262 of the DGCL, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Merger Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the value of the Merger Consideration. In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Merger Effective Time, no stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Merger Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the Merger Consideration.

At any time within 60 calendar days after the Merger Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Merger Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Legal Proceedings.

Lawsuits arising out of or relating to the Offer, the Merger or the other Contemplated Transactions may be filed in the future.

Regulatory Approvals.

United States Antitrust Compliance.

Under the HSR Act and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger, as more fully described in the Offer to Purchase under the heading “The Tender Offer—Section 16: Certain Legal Matters; Regulatory Approvals.”

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30 calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 1, 2018. Parent received a formal request for additional information or documentary material (referred to as a “Second Request”) prior to the expiration of the HSR Act waiting period, which extends the waiting period with respect to the Offer and the Merger up to 30 calendar days following the date of Parent’s substantial compliance with the Second Request. After that time, absent Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC may terminate the additional 30 calendar day waiting period before its expiration. Parent is cooperating to provide the information requested by the FTC as promptly as practicable.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on April 25, 2018, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the SEC on August 9, 2018.

Forward-Looking Statements.

This document contains forward-looking statements, including statements regarding the proposed acquisition of the Company by Staples. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “may,” “can,” “could,” “would,” “should,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “aim,” “goal,” “target,” “predicting,” “projection,” “potential” or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of the Company and the expected timing of the proposed transaction with Staples and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions and could ultimately prove inaccurate. This means the forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many Company stockholders will tender their shares in the Offer; the possibility that competing offers will be made; the ability to receive the required consents and regulatory approvals for the proposed transaction and to satisfy the other conditions to the closing of the transaction with Staples on a timely basis or at all, including under the HSR Act; the occurrence of events that may give rise to a right of one or both of the Company and Staples to terminate the Merger Agreement; the risk that, prior to the completion of the transaction, the Company’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption due to transaction-related uncertainty; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; negative effects of the announcement of the transaction with Staples on the market price of the Company Common Stock and/or on the Company’s business, financial condition, results of operations and financial performance; risks associated with transaction-related litigation; the ability of the

Company to retain and hire key personnel; and the risks and uncertainties pertaining to the Company’s business, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic and other filings with the SEC. There can be no assurance that the proposed transaction with Staples or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and stockholders, potential investors and other readers should not consider any list of risks and uncertainties to be exhaustive or complete. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see the Company’s statements and reports on Forms 10-K, 10-Q and 8-K and Schedule 14D-9 filed with or furnished to the SEC and other written statements made by the Company from time to time. The forward-looking information herein is given as of this date only and is qualified in its entirety by this cautionary statement, and the Company undertakes no obligation to revise or update it.

Item 9.	Exhibits.

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 24, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 24, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(2)	Letter to Stockholders, dated September 24, 2018.

(a)(5)(A)	Opinion of Citigroup Global Markets Inc., dated September 13, 2018 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)	Joint Press Release issued by Essendant Inc. and Staples, Inc., dated September 14, 2018 (incorporated by reference to Exhibit 99.1 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on September 17, 2018).

(a)(5)(C)	Form of Letter sent to Essendant Inc. Associates, dated September 14, 2018 (incorporated by reference to Exhibit 99.2 to Essendant Inc.’s Schedule 14D-9-C filed with the SEC on September 14, 2018).

(a)(5)(D)	Form of Letter sent to Essendant Inc. Customers, dated September 19, 2018 (incorporated by reference to Exhibit 99.1 to Essendant Inc.’s Schedule 14D-9-C filed with the SEC on September 20, 2018).

(a)(5)(E)	Form of Letter sent to Essendant Inc. Suppliers, dated September 19, 2018 (incorporated by reference to Exhibit 99.2 to Essendant Inc.’s Schedule 14D-9-C filed with the SEC on September 20, 2018).

Exhibit No.	Description

(a)(5)(F)	Joint Press Release issued by Essendant Inc. and Staples, Inc., dated September 24, 2018 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of September 14, 2018, by and among Essendant Inc., Egg Parent Inc., Egg Merger Sub Inc. and Staples, Inc. (incorporated by reference to Exhibit 2.1 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on September 17, 2018).

(e)(2)	Confidentiality Agreement, dated August 3, 2018, between Essendant Inc. and Staples, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Form of Indemnification Agreement between Essendant Inc. and (for purposes of one provision) Essendant Co. (“ECO”) with directors and various executive officers of Essendant Inc. (incorporated by reference to Exhibit 10.36 to Essendant Inc.’s Annual Report on Form 10-K filed with the SEC on March 29, 2001).

(e)(4)	Form of Indemnification Agreement between Essendant Inc. and (for purposes of one provision) ECO with directors and various executive officers of Essendant Inc. (incorporated by reference to Exhibit 10.7 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2002).

(e)(5)	Form of grant letter used for grants of non-qualified options to non-employee directors under the 2004 Long-Term Incentive Plan (as defined below) (incorporated by reference to Exhibit 10.1 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on September 3, 2004).

(e)(6)	Form of grant letter used for grants of non-qualified stock options to employees under the 2004 Long-Term Incentive Plan (as defined below) (incorporated by reference to Exhibit 10.2 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on September 3, 2004).

(e)(7)	Essendant Inc. Nonemployee Directors’ Deferred Stock Compensation Plan effective January 1, 2009 (incorporated by reference to Exhibit 10.33 to Essendant Inc.’s Annual Report on Form 10-K filed with the SEC on February 27, 2009).

(e)(8)	Form of Restricted Stock Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

(e)(9)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.5 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

(e)(10)	Essendant Co. Amended and Restated Deferred Compensation Plan, effective as of January 1, 2009 (incorporated by reference to Exhibit 10.26 to Essendant Inc.’s Annual Report on Form 10-K filed with the SEC on February 25, 2010).

(e)(11)	Essendant Inc. 2004 Long-Term Incentive Plan, as amended and restated effective May 11, 2011 (the “2004 Long-Term Incentive Plan”) (incorporated by reference to Appendix A to Essendant Inc.’s definitive proxy statement filed with the SEC on March 30, 2011).

(e)(12)	Form of Executive Employment Agreement, effective as of December 31, 2012 (incorporated by reference to Exhibit 10.45 to Essendant Inc.’s Annual Report on Form 10-K filed with the SEC on February 22, 2013).

(e)(13)	Form of Restricted Stock Unit Award Agreement under the 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 30, 2013).

(e)(14)	Form of Restricted Stock Award Agreement with EPS Minimum under the 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 28, 2013).

Exhibit No.	Description

(e)(15)	Form of Performance Based Restricted Stock Unit Award Agreement under the 2004 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 28, 2014).

(e)(16)	Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Appendix A to Essendant Inc.’s definitive proxy statement filed with the SEC on April 8, 2015).

(e)(17)	Form of Performance Based Restricted Stock Unit Award Agreement under the Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 23, 2015).

(e)(18)	Form of Performance Based Restricted Stock Unit Award Agreement under the Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 20, 2016).

(e)(19)	Form of Restricted Stock Award Agreement with EPS Minimum under the Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 20, 2016).

(e)(20)	2016 Cash Incentive Award Agreement with EPS Minimum, dated July 15, 2016, by and among Richard D. Phillips and Essendant Inc. (incorporated by reference to Exhibit 10.2 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 26, 2016).

(e)(21)	Form of Amended and Restated Executive Employment Agreement (incorporated by reference to Exhibit 10.4 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 26, 2016).

(e)(22)	Form of Restricted Stock Award Agreement with EPS Minimum under the Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 26, 2016).

(e)(23)	Form of Performance Based Restricted Stock Unit Award Agreement under the Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 26, 2016).

(e)(24)	Essendant Inc. 2016 Annual Cash Incentive Award Plan for Section 16 Officers (incorporated by reference to Exhibit 10.1 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 20, 2016).

(e)(25)	Second Amended and Restated Executive Employment Agreement, effective as of December 21, 2017, by and among Essendant Inc., Essendant Co., Essendant Management Services, LLC and Richard D. Phillips (incorporated by reference to Exhibit 10.56 to Essendant Inc.’s Annual Report on Form 10-K filed with the SEC on February 21, 2018).

(e)(26)	Management Incentive Plan for Employees Other Than Section 16 Officers, effective January 1, 2017 (incorporated by reference to Exhibit 10.5 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2017).

(e)(27)	Form of Performance-Based Cash Award Agreement under the Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2017).

(e)(28)	Essendant Inc. Annual Cash Incentive Award Plan for Section 16 Officers under the Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2017).

(e)(29)	Form of Performance-Based Restricted Stock Unit Award Agreement for Section 16 Officers (incorporated by reference to Exhibit 10.8 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2017).

Exhibit No.	Description

(e)(30)	Form of 2017 Restricted Stock Award Agreement with EPS Minimum (incorporated by reference to Exhibit 10.9 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2017).

(e)(31)	Essendant Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.10 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2017).

(e)(32)	Form of Interim Chief Executive Officer Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 25, 2017).

(e)(33)	Form of Restricted Stock Award Agreement with EPS Minimum (incorporated by reference to Exhibit 10.2 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 25, 2017).

(e)(34)	Form of Cash Retention Award Agreement (incorporated by reference to Exhibit 10.3 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 25, 2017).

(e)(35)	Form of Cash Match Award Agreement with EPS Minimum (incorporated by reference to Exhibit 10.4 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 25, 2017).

(e)(36)	Form of Restricted Stock Award Agreement Under the Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on December 21, 2017).

(e)(37)	Form of Performance Unit Award Agreement Under the Essendant Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on December 21, 2017).

(e)(38)	Annual Cash Incentive Award Plan for Section 16 Officers (incorporated by reference to Exhibit 10.1 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2018).

(e)(39)	Form of Cash Incentive Award Agreement (incorporated by reference to Exhibit 10.2 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2018).

(e)(40)	Form of Performance-Based Restricted Stock Unit Award Agreement for Section 16 Officers (incorporated by reference to Exhibit 10.3 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2018).

(e)(41)	Form of Performance-Based Cash Award Agreement (incorporated by reference to Exhibit 10.4 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2018).

(e)(42)	Form of Cash Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.1 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2018).

(e)(43)	Form of Cash Unit Award Agreement (incorporated by reference to Exhibit 10.2 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2018).

(e)(44)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2018).

(e)(45)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2018).

(e)(46)	Form of Restricted Stock Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.5 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2018).

Exhibit No.	Description

(e)(47)	Rights Agreement, dated as of May 17, 2018, between Essendant Inc. and Equiniti Trust Company, as rights agent (including the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, as Exhibit A thereto, the form of Rights Certificate, as Exhibit B thereto, and the form of Summary of Rights to Purchase Preferred Stock, as Exhibit C thereto) (incorporated by reference to Exhibit 4.1 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on May 17, 2018).

(e)(48)	Amendment No. 1 to the Rights Agreement, dated as of May 29, 2018, between Essendant Inc. and Equiniti Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on May 30, 2018).

(e)(49)	Amendment No. 2 to the Rights Agreement, dated as of September 14, 2018, between Essendant Inc. and Equiniti Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on September 17, 2018).

(e)(50)	Third Restated Certificate of Incorporation of Essendant Inc., dated as of June 1, 2015 (incorporated by reference to Exhibit 3.1 to Essendant Inc.’s Quarterly Report on Form 10-Q filed with the SEC on July 23, 2015).

(e)(51)	Amended and Restated Bylaws of Essendant Inc., dated as of December 13, 2016 (incorporated by reference to Exhibit 3.1 to Essendant Inc.’s Current Report on Form 8-K filed with the SEC on December 16, 2016).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSENDANT INC.

By:	/s/ Brendan McKeough
Name:	Brendan McKeough
Title:	Senior Vice President, General Counsel and Secretary

Date: September 24, 2018

ANNEX A

OPINION OF CITIGROUP GLOBAL MARKETS INC.

September 13, 2018

The Board of Directors

Essendant Inc.

One Parkway North Boulevard, Suite 100

Deerfield, Illinois 60015

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock, par value $0.10 per share, of Essendant Inc. (“Essendant” and, such common stock, “Essendant Common Stock”), other than as specified below, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among Essendant, Egg Parent Inc. (“Parent”), Egg Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and Staples, Inc. (“Staples”), a portfolio company of Sycamore Partners. As more fully described in the Agreement, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of Essendant Common Stock at a purchase price of $12.80 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Merger Sub will be merged with and into Essendant (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”) and each outstanding share of Essendant Common Stock not previously tendered in the Tender Offer will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we reviewed an execution version, provided to us on September 13, 2018, of the Agreement and held discussions with certain senior officers, directors and other representatives of Essendant concerning the businesses, operations and prospects of Essendant. We reviewed certain publicly available and other business and financial information relating to Essendant provided to or discussed with us by the management of Essendant, including certain financial forecasts and other information and data relating to Essendant (including as to tax matters) provided to or discussed with us by the management of Essendant. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things, current and historical market prices of Essendant Common Stock, the financial condition and certain historical and projected financial and operating data of Essendant, and the capitalization of Essendant. We analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations we considered relevant in evaluating those of Essendant and we considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management and other representatives of Essendant that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data relating to Essendant that we have been directed to utilize in our analyses, including, without limitation, as to tax matters, we have been advised by the management of Essendant and we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Essendant as to, and are a reasonable basis upon which to evaluate, the future financial performance of Essendant, such tax matters and the other matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information

The Board of Directors

Essendant Inc.

September 13, 2018

or data are based) provided to or otherwise reviewed by or discussed with us. We have relied, at your direction, upon the assessments of the management of Essendant as to, among other things, (i) the potential impact on Essendant of certain market, competitive, cyclical and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the wholesale office products distribution industry, (ii) the potential impact on Essendant of its cost reduction activities, including the nature of such activities and the timing and amounts involved, and (iii) existing and future contracts, relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers, suppliers and other commercial relationships of Essendant. We have assumed, with your consent, that there will be no developments with respect to any such matters that would be meaningful in any respect to our analyses or opinion.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Essendant or any other entity and we have not made any physical inspection of the properties or assets of Essendant or any other entity. We have not evaluated the solvency or fair value of Essendant or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to any pending or potential litigation, claims or governmental, regulatory or other proceedings or investigations. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on Essendant or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We are not expressing any view or opinion as to the prices at which Essendant Common Stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Representatives of Essendant have advised us, and we also have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version reviewed by us. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, tax consequences resulting from the Transaction or otherwise or changes in, or the impact of, tax or other laws, regulations and governmental and legislative policies on Essendant or the Transaction, and we have relied, with your consent, upon the assessments of representatives of Essendant as to such matters. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on behalf of Essendant; however, at your direction, we held preliminary discussions in 2017 with a third party that had expressed potential interest in a possible acquisition of Essendant.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration (to the extent expressly specified herein), without regard to individual circumstances of holders of Essendant Common Stock that may distinguish such holders or the securities of Essendant held by such holders. Our opinion does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any rights agreement amendment or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of Essendant to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Essendant or the effect of any other transaction which Essendant might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other

The Board of Directors

Essendant Inc.

September 13, 2018

consideration to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, and the industry in which Essendant operates, have experienced and continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Essendant, its business or the Transaction.

Citigroup Global Markets Inc. has acted as financial advisor to Essendant in connection with the proposed Transaction and will receive a fee for such services, the principal portion of which is contingent upon consummation of the Tender Offer. In addition, Essendant has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Essendant and its affiliates unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, having acted or acting as financial advisor to Essendant in connection with Essendant’s proposed transaction involving the S.P. Richards business of Genuine Parts Company announced in April 2018 and certain strategic advisory matters. As you also are aware, we and our affiliates in the past have provided and in the future may provide investment banking, commercial banking and other similar financial services to Staples and its affiliates, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted or acting as (i) joint bookrunning manager for certain debt offerings of Staples and (ii) as joint lead arranger for, and/or as a lender under, certain credit facilities of Staples and/or certain of its affiliates. As you further are aware, we and our affiliates in the past have provided and in the future may provide investment banking, commercial banking and other similar financial services to Sycamore Partners and/or its affiliates and portfolio companies, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted or acting as joint bookrunning manager for certain debt offerings and as joint lead arranger for, and as a lender under, a credit facility of Sycamore Partners in connection with Sycamore Partners’ acquisition of Staples. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Essendant and its affiliates and the securities of Staples, Sycamore Partners and their respective affiliates and/or portfolio companies for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Essendant, Staples, Sycamore Partners and their respective affiliates and/or portfolio companies.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Essendant (in its capacity as such) in its evaluation of the proposed Transaction. Our opinion is not intended to be and does not constitute a recommendation to any securityholder as to whether such securityholder should tender shares of Essendant Common Stock in the Tender Offer or how such securityholder should act on any matters relating to the proposed Transaction or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Essendant Common Stock (other than Staples, Parent, Merger Sub, Sycamore Partners and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights.

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.